UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

PROVENTION BIO, INC.

(Name of Subject Company)

PROVENTION BIO, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74374N102

(CUSIP Number of Common Stock)

Ashleigh Palmer

Chief Executive Officer

Provention Bio, Inc.

55 Broad Street

Red Bank, New Jersey 07701

(908) 336-0360

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Suni Sreepada

Thomas Danielski

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

(212) 596-9000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address.

The name of the subject company is Provention Bio, Inc., a Delaware corporation (the “Company” or “Provention”). The address of the Company’s principal executive offices is 55 Broad Street, Red Bank, New Jersey, 07701, and the telephone number of its principal executive offices is (908) 336-0360.

(b) Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, $0.0001 par value per share (the “Shares”). As of March 17, 2023, there were 94,705,874 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above and incorporated herein by reference.

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer by Zest Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and indirect wholly-owned subsidiary of Sanofi S.A., a French société anonyme (“Parent”), to purchase any and all of the outstanding Shares of the Company in exchange for $25.00 per Share, to the seller in cash, without interest and less applicable tax withholding (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 24, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on March 24, 2023. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer will expire at one minute after 11:59 p.m., Eastern Time, on April 20, 2023, unless extended.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 12, 2023, by and among Parent, Purchaser and the Company (as it may be amended from time to time, the “Merger Agreement”). The consummation of the Offer is conditioned upon, among other things, (a) there being validly tendered in the Offer and “received” by the “depositary” (as such term is defined in Section 251(h) of the Delaware General Corporation Law (“DGCL”)), and not properly withdrawn prior to the expiration date of the Offer, a number of Shares that, together with the number of Shares, if any, then owned beneficially by Parent and Purchaser (together with their wholly owned subsidiaries), represents at least a majority of the Shares outstanding as of the consummation of the Offer (as calculated in accordance with the Merger Agreement) (the “Minimum Tender Condition”) and (b) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder (the “HSR Act”), in respect of the Transactions (as defined below), having expired.

The Merger Agreement provides that, among other things, upon the terms and subject to certain conditions and in accordance with Section 251(h) of the DGCL, at the Effective Time (as defined below), Purchaser will be merged with and into the Company (the “Merger”). As a result of the Merger, the separate corporate existence of Purchaser will cease, and the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be an indirect wholly-owned subsidiary of Parent. The closing of the Merger (the “Closing”) will take place as soon as practicable following the consummation of the Offer (but in any event no later than the first business day thereafter), after the satisfaction or, to the extent permitted by law, waiver of the conditions set forth above, without a meeting of Provention’s stockholders in accordance with Section 251(h) of the DGCL.

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At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned subsidiary of the Company immediately prior to the Effective Time, (ii) Shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent (other than Purchaser) immediately prior to the Effective Time, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares outstanding immediately prior to the Effective Time and held by stockholders who are entitled to demand, and properly demand, appraisal for such Shares in accordance with Section 262 of the DGCL), will be converted into the right to receive the Offer Price from Purchaser, without interest (the “Merger Consideration”), less any applicable tax withholding. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions.”

The Merger Agreement also provides that each option to purchase Shares granted under the Company’s 2017 Equity Incentive Plan (as amended and restated) (the “2017 Plan”) and the Company’s 2020 Inducement Plan (as amended) (each such option, a “Company Stock Option”) that is outstanding and vested immediately prior to the Effective Time, will be cancelled, and, in exchange therefor, the holder of such cancelled Company Stock Option will be entitled to receive in consideration of the cancellation of such Company Stock Option, an amount in cash (without interest and less applicable tax withholdings) equal to the product of (x) the total number of Shares subject to such Company Stock Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Offer Price over the applicable exercise price per Share under such Company Stock Option. The Merger Agreement also provides that, except as otherwise agreed with Parent, each Company Stock Option that is outstanding and unvested immediately prior to the Effective Time, whether or not then subject to any performance or other vesting condition, will vest in full immediately prior to the Effective Time, with any performance condition deemed achieved in full, and as of the Effective Time, except as otherwise agreed with Parent, each such Company Stock Option will be cancelled, and, in exchange therefor, the holder of such cancelled Company Stock Option will be entitled to receive in consideration of the cancellation of such Company Stock Option, an amount in cash (without interest and less applicable tax withholdings) equal to the product of (x) the total number of Shares subject to such Company Stock Option immediately prior to the Effective Time (after giving effect to the acceleration of vesting described in this paragraph) multiplied by (y) the excess, if any, of the Offer Price over the applicable exercise price per Share under such Company Stock Option.

The Merger Agreement has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement is summarized in Section 11— “The Merger Agreement; Other Agreements” of the Offer to Purchase.

The foregoing summary and description of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement, which are each incorporated herein by reference.

Parent formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of Parent is 46, avenue de la Grande Armée, 75017 Paris, France and of Purchaser is 55 Corporate Drive, Bridgewater, NJ 08807.

For the reasons described below, the Company’s Board of Directors (the “Company Board”) supports the Transactions and recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Tender Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s stockholders will not receive the Offer Price or the Merger Consideration pursuant to the Offer or the Merger, as applicable.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

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Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

Interests of Certain Persons

The Company’s executive officers and members of the Company Board may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of the Company’s stockholders generally. The Company Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement.

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company as described under Item 2 above. As of March 17, 2023, the executive officers and directors of the Company beneficially owned, in the aggregate, 5,240,550 Shares (which, for clarity, excludes Shares subject to outstanding Company Stock Options).

The following table sets forth (i) the number of Shares beneficially owned as of March 17, 2023, by each of the Company’s executive officers and directors (which, for clarity, excludes Shares subject to outstanding Company Stock Options) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Merger Consideration.

Directors and executive officers	Number of Shares (#)	Cash Consideration for Shares ($)
Ashleigh Palmer	2,570,050	64,251,250
Avery Catlin	20,000	500,000
John Jenkins, MD	-	-
Nancy Wysenski	-	-
Wayne Pisano	7,500	187,500
Rita Jain, MD	-	-
Thierry Chauche	-	-
Eleanor Ramos	70,000	1,750,000
Francisco Leon	2,573,000	64,325,000
Jason Hoitt	-	-
Heidy King-Jones	-	-
M. Christina Yi	-	-
Benedict Osorio	-	-
All executive officers and directors as a group (13 persons)

Treatment of Company Stock Options

Treatment of Company Stock Options

Each Company Stock Option that is outstanding and vested immediately prior to the Effective Time will be cancelled, and, in exchange therefor, the holder of such cancelled Company Stock Option will be entitled to receive in consideration of the cancellation of such Company Stock Option, an amount in cash (without interest and less applicable tax withholdings) equal to the product of (x) the total number of Shares subject to such Company Stock Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Offer Price over the applicable exercise price per Share under such Company Stock Option. Except as otherwise agreed with Parent, each Company Stock Option that is outstanding and unvested immediately prior to the Effective Time, whether or not then subject to any performance or other vesting condition, will vest in full immediately prior to the Effective Time, with any performance condition deemed achieved in full, and as of the Effective Time, except as otherwise agreed with Parent, each such Company Stock Option will be cancelled, and, in exchange therefor, the holder of such cancelled Company Stock Option will be entitled to receive in consideration of the cancellation of such Company Stock Option, an amount in cash (without interest and less applicable tax withholdings) equal to the product of (x) the total number of Shares subject to such Company Stock Option immediately prior to the Effective Time (after giving effect to the acceleration of vesting described in this paragraph) multiplied by (y) the excess, if any, of the Offer Price over the applicable exercise price per Share under such Company Stock Option.

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The Company’s executive officers and directors may exercise their Company Stock Options prior to the Effective Time to the extent such Company Stock Options are vested and exercisable in accordance with their terms.

The approximate value of the cash payments that each director and executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her Company Stock Options (assuming that each such director and executive officer does not otherwise exercise any outstanding and vested stock options between March 17, 2023 and the Effective Time) is set forth in the table below. This information is based on the number of Company Stock Options held by the Company’s directors and executive officers as of March 17, 2023.

Name of Executive Officer or Director	Number of Shares Subject to Vested Company Stock Options (#)	Cash Consideration for Vested Company Stock Options ($)	Number of Shares Subject to Unvested Company Stock Options (#)	Cash Consideration for Unvested Company Stock Options ($)(1)	Total Cash Consideration for Company Stock Options in the Merger ($)
Ashleigh Palmer	979,402	17,614,438	1,199,568	19,157,307	36,771,745
Avery Catlin	198,181	3,716,555	33,000	675,840	4,392,395
John Jenkins, MD	103,613	1,398,048	81,368	1,263,511	2,661,559
Nancy Wysenski	125,813	1,647,894	81,368	1,248,517	2,896,411
Wayne Pisano	198,181	3,701,077	33,000	675,840	4,376,917
Rita Jain, MD	-	-	66,000	1,011,780	1,011,780
Thierry Chauche	60,417	1,125,194	564,583	9,888,056	11,013,250
Eleanor Ramos	939,915	16,834,083	552,797	9,117,707	25,951,790
Francisco Leon	721,556	11,921,006	552,797	9,117,707	21,038,713
Jason Hoitt	419,453	4,997,088	602,797	9,461,607	14,458,695
Heidy King-Jones	311,240	4,696,011	473,260	8,176,339	12,872,350
M. Christina Yi	123,042	2,372,741	413,958	7,398,849	9,771,590
Benedict Osorio	112,750	1,744,957	324,250	5,393,933	7,138,890
All executive officers and directors as a group (13 persons)

(1) As of the Effective Time, each unvested Company Stock Option held by an executive officer will be cancelled and converted into a right to receive a cash-based award equal to the product of (x) the total number of Shares subject to such Company Stock Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Offer Price over the applicable exercise price per Share under such Company Stock Option, which amount, instead of being paid immediately following the Effective Time, will instead be paid on the applicable vesting date of such Company Stock Option, subject to earlier payment on certain terminations of the executive’s employment pursuant to the executive’s severance entitlements described below.

Payments to Executive Officers upon Termination Following a Change in Control

The employment agreements (as amended) with the Company’s executive officers provide for severance payments and benefits in connection with specified termination events, subject to the executive officer’s timely execution (without revocation) of a separation agreement provided by the Company containing a release of claims and other customary terms and continued compliance with the executive officer’s restrictive covenant obligations (the second amendments of such employment agreements collectively referred to as, the “Second Employment Agreement Amendments”). The terms “cause,” “good reason,” and “change in control” referred to below are defined in the executive officer’s respective employment agreement.

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If an executive officer’s employment is terminated by the Company without cause or by the executive for good reason outside of a change in control, he or she will be entitled to receive (i) payment of his or her then-current base salary for a specified period following termination (18 months for Mr. Palmer and 12 months for all other executive officers), payable in installments in accordance with the Company’s payroll practices; (ii) a pro rata portion of his or her annual bonus based on objectives achieved at the termination date, paid on the date the annual bonus would have been paid had the executive’s employment continued; (iii) payment of COBRA premiums following the executive’s termination for a specified period (18 months for Mr. Palmer and 12 months for all other executive officers), or, if earlier, until the date on which the executive secures substantially gainful employment from a new employer, payable in installments in accordance with the Company’s payroll practices; (iv) accelerated vesting of all unvested time-based Company Stock Options granted under the 2017 Plan (or any successor plan), with all outstanding vested Company Stock Options (whether time- or performance-based) remaining outstanding and exercisable for a period of 12 months following such termination (or, if earlier, until the original expiration date of such options); and (v) accelerated vesting of all equity awards (other than Company Stock Options) that would have become vested during a specified period following the date the executive’s employment terminates had the executive’s employment continued through such period (12 months for Dr. Leon and nine months for all other executive officers).

If an executive officer’s employment is terminated by the Company without cause or by the executive for good reason within 12 months following a change in control of the Company, he or she will be entitled to receive (i) payment of his or her then-current base salary for a specified period following the date of such termination (24 months for Mr. Palmer and 18 months for all other executive officers), payable in installments in accordance with the Company’s payroll practices; (ii) an amount equal to 1.5x (2.0x for Mr. Palmer) his or her target annual bonus payable in installments in accordance with the Company’s payroll practices over the severance period specified in (i); (iii) payment of COBRA premiums following the executive’s termination for a specified period (24 months for Mr. Palmer and 18 months for all other executive officers), or, if earlier, until the date on which the executive secures substantially gainful employment from a new employer, payable in installments in accordance with the Company’s payroll practices; and (iv) accelerated vesting of all outstanding equity awards, with all outstanding Company Stock Options remaining outstanding and exercisable for their full term.

In connection with (but prior to) entering into the Merger Agreement, the Company entered into letter agreements with the executive officers that provide for the reimbursement of excise taxes under Section 4999 of the Internal Revenue Code so that on a net after-tax basis the executive officers would be in the same position as if no such excise tax had applied to the executive officer, subject to an aggregate cap of $15,000,000 (the “Letter Agreements”).

For an estimate of the amounts that would be payable to each of the Company’s named executive officers under their respective employment agreements upon a termination by the Company without cause or a resignation by the executive for good reason, in each case, within 12 months following a change in control of the Company, see “Item 8. Additional Information—Golden Parachute Compensation.”

The foregoing summary of payments to executive officers does not purport to be complete and is qualified in its entirety by reference to the Charter (as defined below), the Bylaws (as defined below), the Merger Agreement, the Letter Agreements, and the Second Employment Agreement Amendments which are filed as Exhibits (e)(8) and (9), (e)(10), (e)(1), (e)(33) – (e)(35), and (e)(28)- (e)(32) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Non-Employee Director Compensation

Pursuant to the Company’s non-employee director compensation policy as in effect for 2023, each member of the Company Board who is not an employee of the Company is eligible to receive compensation as follows:

●	each non-employee director receives an annual cash fee of $50,000 ($85,000 for the Company’s chairperson, including a $35,000 Company Board chair cash fee);
●	each non-employee director who is a member of the Company Board’s audit committee (the “Audit Committee”) receives an additional annual cash fee of $10,000 ($20,000 for the Audit Committee chair);
●	each non-employee director who is a member of the compensation committee of the Company Board (the “Compensation Committee”) receives an additional annual cash fee of $7,500 ($15,000 for the Compensation Committee chair);

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●	each non-employee director who is a member of the nominating and corporate governance committee of the Company Board (the “Nominating and Corporate Governance Committee”) receives an additional annual cash fee of $5,000 ($10,000 for the Nominating and Corporate Governance Committee chair); and
●	each non-employee director receives an annual grant of Company Stock Options to purchase 33,900 Shares, which generally vests over a one-year period through the earlier of the business day before the next annual meeting of stockholders or the first anniversary of the grant date, subject to the director’s continued service on the Company Board.

All cash fees payable pursuant to the Company’s director compensation policy are paid on a quarterly basis and no meeting fees are paid. The Company also reimburses non-employee directors for reasonable expenses incurred in connection with attending Company Board and committee meetings.

The Company may grant each of the Company’s non-employee directors an annual award of Company Stock Options (or a cash award with equivalent value) for 2023 upon the earlier of (i) such time the Company regularly makes such grants and (ii) immediately prior to the Effective Time (and regardless of whether the Company holds its annual meeting of stockholders).

Indemnification of Executive Officers and Directors

The Company’s Second Amended and Restated Certificate of Incorporation (the “Charter”) contains provisions that limit the liability of its current and former directors for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL. Section 102(b)(7) of the DGCL provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

●	any breach of the director’s duty of loyalty to the corporation or its stockholders;
●	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
●	any transaction from which the director derived an improper personal benefit.

The Company’s Amended and Restated Bylaws (the “Bylaws”) provide that the Company is required to indemnify to the fullest extent permitted by the DGCL any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the Company’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against all expenses (including, without limitation, attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The Bylaws also provide that the Company is required to advance expenses incurred by a director or officer in advance of the final disposition of any proceeding upon receipt of a written request therefor, and permit the Company to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise against any liability asserted against the person and incurred by the person in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL. The Bylaws also provide the Company with the power to indemnify its other employees and agents when determined appropriate by the Company Board (or by such person or persons to whom the Company Board delegates such determination).

The Company has also entered into agreements to indemnify its directors and officers for related expenses, including, among other things, attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by any of these individuals in any action or proceeding. The Company also maintains customary directors’ and officers’ liability insurance.

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The Merger Agreement provides that Parent and Purchaser will cause the Surviving Corporation’s certificate of incorporation and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses, and exculpation from liabilities of present and former directors, officers and employees of the Company than are currently provided in the Company’s Charter and Bylaws, which provisions may not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until the later of (i) the expiration of the statute of limitations applicable to such matters and (ii) six (6) years from the Effective Time, and in the event that any cause of action, audit, examination, mediation, action, suit, arbitration, proceeding, investigation, inquiry or other legal proceeding (“Action”) is pending or asserted or any claim made during such period, until the disposition of any such Action or claim, unless such amendment, modification, or repeal is required by applicable law, in which case Parent will, and will cause the Surviving Corporation to, make such changes to the certificate of incorporation and the bylaws as to have the least adverse effect on the rights of the present and former directors, officers and employees of the Company. The Merger Agreement also provides that from and after the Effective Time, Parent and the Surviving Corporation will, jointly and severally, indemnify and hold harmless each present (as of the Effective Time) or former director or officer of the Company (each, together with such person’s heirs, executors, administrators, or affiliates, an “Indemnified Party”), against all obligations to pay a judgment, settlement, or penalty, and reasonable expenses incurred in connection with any Action, whether civil, criminal, administrative, arbitrative, or investigative, and whether formal or informal, arising out of or pertaining to any action or omission, including any action or omission in connection with the fact that the Indemnified Party is or was an officer, director, employee, affiliate, fiduciary, or agent of the Company or its subsidiary, or of another entity if such service was at the request of the Company, whether asserted or claimed prior to, at, or after the Effective Time, to the fullest extent the Surviving Corporation would be permitted to do so under applicable law. In the event of any such Action, Parent and the Surviving Corporation will advance to each Indemnified Party reasonable expenses incurred in the defense of the Action, including reasonable attorneys’ fees (provided that any person to whom expenses are advanced shall have provided, to the extent required by the DGCL, an undertaking to repay such advances if it is finally determined that such person is not entitled to indemnification). The Company may purchase prior to the Effective Time, and if the Company does not purchase prior to the Effective Time, the Surviving Corporation will purchase at or after the Effective Time, a tail policy under the current directors’ and officers’ liability insurance policies maintained at such time by the Company, which tail policy (i) will be effective for a period from the Effective Time through and including the date six (6) years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time and (ii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies; provided, that, the annual premium for such tail policy may not be in excess of three hundred percent (300%) of the last annual premium paid prior to the Effective Time. Parent will cause such policy to be maintained in full force and effect for their full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Charter, the Bylaws, the Merger Agreement and the form of indemnification agreement, which are filed as Exhibits (e)(8) and (9), (e)(10), (e)(1) and (e)(11) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Effect of the Merger on Employee Benefits and Compensation

The Merger Agreement provides that Parent will, and will cause the Surviving Corporation and its subsidiary to, for a period of one (1) year following the Effective Time, maintain for each individual employed by the Company or its subsidiary at the Effective Time (each, a “Current Employee”) (i) each of base salary (or wage rate) and a target annual cash incentive compensation opportunity that, in each case, are at least as favorable as those provided to the Current Employee as of immediately prior to the Effective Time, (ii) benefits that are either (x) at least as favorable in the aggregate as the benefits maintained for and provided to the Current Employee as of immediately prior to the Effective Time or (y) the same as those benefits provided to similarly situated employees of Parent or its subsidiaries; provided, that, for purposes of determining whether such benefits are in the aggregate at least as favorable, any severance, defined benefit pension plan benefits, nonqualified deferred compensation, subsidized retiree health or welfare benefits, post-termination health or welfare benefits, equity and equity-based awards and retention or change in control payments or other special or one-time awards shall not be taken into account, and (iii) severance benefits that are at least as favorable as the severance benefits provided by the Company or its subsidiary to the Current Employee as of immediately prior to the Effective Time.

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Pursuant to the Merger Agreement, Parent will, and will cause the Surviving Corporation to, cause service rendered by Current Employees to the Company and its subsidiary prior to the Effective Time to be taken into account for all purposes under all employee benefit plans of Parent and the Surviving Corporation and its subsidiary, to the same extent as such service was taken into account under the corresponding Company employee benefit plans immediately prior to the Effective Time for those purposes, except that the foregoing will not apply with respect to any defined benefit pension plan, any retiree or post-termination health or welfare benefits, any benefit plan that is frozen or for which participation is limited to a grandfathered population, or any equity-based compensation arrangements. No service crediting will be required to the extent it results in duplication of benefits for the same period of service. Parent will not, and will cause the Surviving Corporation not to, subject Current Employees to any eligibility requirements, waiting periods, actively-at-work requirements, evidence of insurability requirements or pre-existing condition limitations under any employee benefit plan of Parent, the Surviving Corporation or its subsidiary for any condition for which they would have been entitled to coverage under the corresponding Company benefit plan in which they participated prior to the Effective Time. Parent will, and will cause the Surviving Corporation and its subsidiary to, give such Current Employees credit under such employee benefit plans for any eligible expenses incurred by such Current Employees and their covered dependents under a Company employee benefit plan during the portion of the year prior to the Effective Time for purposes of satisfying all co-payment, co-insurance, deductibles, maximum out-of-pocket requirements, and other out-of-pocket expenses applicable to such Current Employees and their covered dependents in respect of the plan year in which the Effective Time occurs.

Potential for Future Arrangements

To the Company’s knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent any of its affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

Although such arrangements have not, to the Company’s knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that the Company, Parent or the Surviving Corporation may enter into new employment agreements or other employment or consultancy arrangements with the Company’s executive officers and certain other key employees. Such arrangements may include the right to purchase or participate in the equity of Parent or its affiliates.

Section 16 Matters

Prior to the Acceptance Time (as defined below), the Compensation Committee intends to adopt a resolution so that, to the extent permitted, the disposition of all Company equity securities (including derivative securities) pursuant to the Merger Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Rule 14d-10(d) Matters

The Merger Agreement provides that, prior to the Acceptance Time, the Compensation Committee will take all such actions as may be required to approve, as an employment compensation, severance or other employee benefit arrangement in accordance with Rule 14-10(d)(2) under the Exchange Act and the instructions thereto, certain compensation actions taken after January 1, 2023 and prior to the Acceptance Time that have not already been so approved.

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(b) Arrangements with Purchaser and Parent.

Merger Agreement

On March 12, 2023, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11— “The Merger Agreement; Other Agreements” and the description of the conditions of the Offer contained in Section 15 — “Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s or Parent’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement (except that any one or more of the Company’s stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Offer or the Merger to the extent necessary to receive the Offer Price after the Acceptance Time or the Merger Consideration after the Effective Time, as applicable).

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and the Merger contained in the Offer to Purchase does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Co-Promotion Agreement

On October 4, 2022, the Company and Genzyme Corporation, a wholly-owned subsidiary of Parent (“Genzyme”), entered into a Co-Promotion Agreement (the “Co-Promotion Agreement”). Pursuant to the Co-Promotion Agreement, the Company appointed Genzyme to co-promote and conduct certain commercialization activities with respect to teplizumab in the United States on a co-exclusive basis for the treatment of the indication for which teplizumab receives approval in the United States during the term of the Co-Promotion Agreement. Under the Co-Promotion Agreement, Genzyme has committed to making field resources representing more than 100 FTEs available for such co-promotion and commercialization activities following the November 2022 U.S. Food and Drug Administration (“FDA”) approval of TZIELD (teplizumab-mzwv) to delay the onset of Stage 3 type 1 diabetes (“T1D”) in adult and pediatric patients aged 8 years and older with Stage 2 T1D.

Pursuant to the Co-Promotion Agreement, the Company has committed to reimburse the field force-related expenses and certain other allowable expenses that Genzyme will incur in connection with commercializing teplizumab under the agreement, up to an aggregate cap of $33 million, which includes a pre-determined margin on field force-related expenses.

Pursuant to the Co-Promotion Agreement, the Company has also granted Genzyme an exclusive, one-time right of first negotiation to obtain exclusive rights to research, develop and commercialize teplizumab with respect to the treatment or delay of T1D, or any of its root causes throughout the world, and to manufacture teplizumab in support of such research, development and commercialization (the “ROFN”) in exchange for a one-time upfront payment of $20 million, and subject to certain retained rights of the Company to engage in discussions with third parties with respect to certain transactions (“Third Party Transactions”). Genzyme may exercise the ROFN until June 30, 2023 (the “Initial ROFN Period”), and the Initial ROFN Period may be extended at Genzyme’s election, upon payment of a one-time extension fee, to the later of (i) September 30, 2023, and (ii) 60 days after the Company delivers to Genzyme the top-line data for an identified clinical trial sponsored by the Company. Within six months following the later of the expiration of (x) the Initial ROFN Period, and (y) any extension to the Initial ROFN Period pursuant to the terms of the Co-Promotion Agreement, the Company may not enter into a Third Party Transaction on terms that are materially less favorable in the aggregate to the Company than the most recent terms Genzyme offered, if any, without first permitting Genzyme to execute an agreement with the Company on either such terms previously offered by Genzyme or the terms offered by such third party.

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The activities of the Company and Genzyme under the Co-Promotion Agreement in the United States are overseen by a joint steering committee composed of representatives from the Company and Genzyme. Under the Co-Promotion Agreement, subject to any execution of a definitive agreement following an exercise of the ROFN, the Company will retain the right to develop, manufacture, supply and distribute, as well as determine the commercialization strategy for, teplizumab and will remain responsible for the costs of holding and maintaining regulatory approval of, reporting adverse events relating to, developing, manufacturing, supplying and distributing teplizumab.

The term of the Co-Promotion Agreement expires on December 31, 2023. Subject to specified notice periods and limitations, (a) Genzyme may terminate the Co-Promotion Agreement early if regulatory approval for teplizumab either is obtained but later withdrawn or the Company undergoes a change of control with a major biopharmaceutical company with a certain level of financial resources and (b) either the Company or Genzyme may terminate the Co-Promotion Agreement early if (i) the other party commits an uncured material breach, (ii) the other party undergoes a bankruptcy event, (iii) there is a material safety event associated with teplizumab, or (iv) there is a prolonged delay in performance due to a force majeure event.

The foregoing summary of the Co-Promotion Agreement and the description of certain terms of the Co-Promotion Agreement does not purport to be complete and is qualified in its entirety by reference to the Co-Promotion Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and incorporated herein by reference.

Securities Purchase Agreement

Simultaneously with entry into the Co-Promotion Agreement, the Company and Aventis Inc., a wholly-owned subsidiary of Parent (“Aventis”), entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”). Pursuant to the Securities Purchase Agreement, Aventis agreed to purchase $35 million of the Company’s Shares, at a purchase price per Share equal to 140% of the daily volume-weighted average per Share price of the Shares for the five consecutive trading days prior to the closing date, if the FDA approved the Biologics License Application submitted to the FDA for the delay of clinical T1D in at-risk individuals (which approval occurred in November 2022).

On February 9, 2023, the Company elected to proceed with the closing of the Securities Purchase Agreement, and on February 10, 2023, Aventis purchased 2,712,497 Shares at a price of $12.9032 per Share, for an aggregate purchase price of approximately $35 million.

Pursuant to the Securities Purchase Agreement, prior to June 30, 2023 Aventis will not, without the prior written consent of the Company, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any Shares, or otherwise dispose of or transfer any Shares (collectively, the “Lock-Up Securities”) or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Shares or other securities, provided, that the foregoing shall not prohibit (a) Aventis from transferring any Lock-Up Securities to any of its affiliates or to the Company, (b) the disposition of any Lock-Up Securities pursuant to (x) any merger, consolidation or similar transaction to which the Company is a constituent corporation or (y) a bona fide tender offer or exchange offer made to all holders of Shares by a person other than the Aventis or any of Aventis’s affiliates, or (c) Aventis from transferring Shares to reduce its ownership below 19.9% if the Shares owned by Aventis represents greater than 19.9% ownership of the then-outstanding Shares solely as a result of an action taken by the Company.

The Securities Purchase Agreement also provides Aventis with demand registration rights in respect of the Shares issued pursuant to the Securities Purchase Agreement, subject to certain conditions. In addition, in the event that the Company registers additional Shares for sale to the public, the Company will be required to give notice of such registration to Aventis, and, subject to certain limitations, include Aventis’s Shares in such registration. The registration rights granted under the Securities Purchase Agreement will commence on June 30, 2023 and expire on June 30, 2025.

The foregoing summary of the Securities Purchase Agreement and the description of certain terms of the Co-Promotion Agreement does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and incorporated herein by reference.

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Confidentiality Agreements

Parent and the Company entered into a Confidentiality Agreement, dated as of February 11, 2022 (the “Teplizumab Confidentiality Agreement”), in connection with a possible business transaction involving the parties. Pursuant to the Teplizumab Confidentiality Agreement, subject to certain customary exceptions, Parent agreed to keep confidential certain proprietary or non-public information solely related to PRV-031 disclosed by or on behalf of the Company or its representatives for a period of one (1) year unless earlier terminated by either party upon thirty (30) days’ written notice to the other party, and to use any such information for the purpose of evaluating a possible business transaction. The Teplizumab Confidentiality Agreement was limited in application to information relating to PRV-031 and did not contain a standstill. Parent and the Company subsequently entered into the First Amendment to Confidentiality Agreement (the “First Confidentiality Amendment”), effective December 7, 2022, to extend the term of the Teplizumab Confidentiality Agreement to a period of two (2) years from December 7, 2022 and expand its application to cover the Company’s PRV-101 and PRV-3279 product candidates, in addition to PRV-031, in order to permit Parent to conduct due diligence on such product candidates.

Parent and the Company entered into a Confidentiality Letter Agreement, dated as of February 26, 2023 (the “Confidentiality Agreement”), in connection with a possible negotiated business combination between the parties. Pursuant to the Confidentiality Agreement, subject to certain customary exceptions, Parent agreed to keep confidential certain proprietary or non-public information disclosed by or on behalf of the Company or its representatives for a period of the earlier of (i) one (1) year or (ii) consummation of a business combination transaction with the Company, and to use any such information for the purpose of evaluating a possible business combination.

Under the Confidentiality Agreement, Parent is subject to customary standstill restrictions with respect to the Company’s securities and other matters for a period of 12 months following the date of the Confidentiality Agreement, and is permitted to confidentially approach the Company’s Chief Executive Officer, the Chair of the Company Board or the Company’s external financial advisors. The standstill restrictions have a standard fall away provision.

The Confidentiality Agreement includes a no solicitation and no hire provision under which, Parent agreed that for a period of 12 months from the date of the Confidentiality Agreement, neither Parent nor any of its controlled affiliates may solicit for employment or hire any employee of the Company or any of its subsidiaries who is an executive officer of the Company or with whom Parent first had substantive contact in connection with the possible negotiated business combination transaction, subject to certain customary exceptions.

This summary and description of the Teplizumab Confidentiality Agreement, the First Confidentiality Amendment and the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Teplizumab Confidentiality Agreement, the First Confidentiality Amendment and the Confidentiality Agreement. The Teplizumab Confidentiality Agreement, the First Confidentiality Amendment and the Confidentiality Agreement are filed as Exhibit (e)(4), Exhibit (e)(5) and Exhibit (e)(6), respectively, to this Schedule 14D-9 and incorporated herein by reference.

Exclusivity Agreement

Prior to signing the Merger Agreement, Parent and the Company entered into a letter agreement, dated as of February 26, 2023 (the “Exclusivity Agreement”), pursuant to which the Company agreed to negotiate exclusively with Parent regarding an acquisition of the Company until 11:59 p.m. Eastern Time on March 13, 2023, unless earlier terminated pursuant to the terms of the Exclusivity Agreement.

This summary and description of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement. The Exclusivity Agreement is filed as Exhibit (e)(7) to this Schedule 14D-9 and incorporated herein by reference.

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Item 4.	The Solicitation or Recommendation.

(a) Recommendation of the Company Board.

After consideration, including review of the terms and conditions of the Offer in consultation with the Company’s management, as well as the Company’s financial and legal advisors, the Company Board, by unanimous vote at a meeting on March 12, 2023, (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) adopted the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A joint press release, dated March 13, 2023, issued by the Company and Parent announcing the Merger Agreement is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and incorporated herein by reference.

(b) Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

The Company Board and the Company’s senior management have periodically reviewed and evaluated the Company’s long-term strategies and strategic opportunities to increase stockholder value, including partnership and collaboration opportunities and financial alternatives in light of developments in the biopharmaceutical business, the areas in which the Company operates, the economy generally and financial markets. The Company also, from time to time, has engaged in business development and/or strategic discussions with various participants in the biopharmaceutical industry. None of these discussions progressed beyond preliminary discussions, nor did the Company enter into any acquisition-related non-disclosure or standstill agreements with parties other than as discussed below.

Commencing in December 2021, representatives of Parent and the Company engaged in preliminary discussions initiated by Parent of publicly available information regarding the potential FDA approval and subsequent commercialization of teplizumab.

In February 2022, in connection with potential partnership opportunities for teplizumab, the Company and Parent executed the Teplizumab Confidentiality Agreement (see Item 3 under the heading “—Arrangements with Purchaser and Parent—Confidentiality Agreements” for a description of the Teplizumab Confidentiality Agreement). After executing the Teplizumab Confidentiality Agreement in February 2022, Parent commenced due diligence with respect to teplizumab.

Between February 2022 and October 2022, Parent submitted, and the Company’s senior management together with the Company Board considered, various proposals for a potential partnership between the parties with respect to teplizumab.

Following such discussions and negotiations, and approval of the Company Board, as previously publicly disclosed, on October 4, 2022, the Company and Genzyme, a wholly-owned subsidiary of Parent, executed the Co-Promotion Agreement and the Securities Purchase Agreement (see Item 3 under the headings “—Arrangements with Purchaser and Parent—Co-Promotion Agreement” and “—Arrangements with Purchaser and Parent—Securities Purchase Agreement” for a description of the Co-Promotion Agreement and the Securities Purchase Agreement).

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On December 7, 2022, members of the Company’s management, including Mr. Palmer, met with members of the General Medicines department of Parent at Parent’s offices in New Jersey with certain participants joining via videoconference, to discuss matters related to the Co-Promotion Agreement. At the meeting, members of Parent’s General Medicines department noted that Parent was interested in learning more about the Company’s PRV-101 and PRV-3279 product candidates, in addition to teplizumab, in light of the synergies among these pipeline products.

On December 13, 2022, the Company Board convened an in-person meeting, with members of the Company’s senior management in attendance. During this meeting, among other matters, Mr. Palmer provided the Company Board with an update regarding recent discussions with Parent, including regarding the scope of the ROFN and interest Parent had expressed in learning more about the Company’s PRV-101 and PRV-3279 product candidates.

On January 17, 2023, the Company Board convened a meeting by videoconference with members of the Company’s senior management, representatives from Ropes & Gray LLP, legal advisor to the Company (which we refer to as “Ropes & Gray”), and representatives from BofA Securities, Inc. (“BofA Securities”), which had been advising the Company in connection with partnership opportunities for teplizumab, and representatives from Centerview Partners LLC (which we refer to as “Centerview” and, together with BofA Securities, the “financial advisors”) in attendance. A representative from Ropes & Gray reminded the Company Board of the directors’ fiduciary duties, including in the context of a potential sale transaction. Representatives of BofA Securities and Centerview separately presented the credentials of each relating to their potential engagement by the Company to act as financial advisors in connection with a potential business combination transaction. After representatives of BofA Securities and Centerview left the meeting, the Company Board discussed the possibility that Parent could propose to acquire the Company and determined that if such an approach were made the Company Board should prepare for that potential outcome and explore the potential terms of a possible transaction. The Company Board next considered the formation of a committee of the Company Board to oversee and monitor the Company’s evaluation of potential sale transactions, including selection of any financial advisor or advisors and the terms of their engagement. Following discussion, the Company Board established a committee of the Company Board for such purposes with the Company Board retaining authority over the approval of any potential sale transaction. We refer to this committee as the “Committee”.

From January 25, 2023 through January 27, 2023, at Parent’s invitation, members of the Company’s senior management met with members of Parent’s management, in Paris, France, to discuss teplizumab and the parties’ collaboration under the Co-Promotion Agreement, including the scope of the ROFN, manufacturing, potential label expansion, life cycle management, potential geographic expansion, Parent’s commercial capabilities, as well as the Company’s PRV-101 and PRV-3279 product candidates and potential opportunities of teplizumab and the Company’s other product candidates to address the treatment of T1D and celiac disease.

During these meetings, members of the Company’s management and Parent’s management discussed, among other things, a potential acquisition of, or further investment in, the Company by Parent coupled with a future right to acquire, the Company. Mr. Palmer agreed to convey this discussion to the Company Board.

On January 30, 2023, the Committee convened a meeting by videoconference with members of the Company’s senior management and Ropes & Gray in attendance. Mr. Palmer updated the Company Board regarding the meetings in Paris and noted that members of the senior management of Parent had shown interest in the Company’s pipeline, in addition to discussing the co-promotion of teplizumab, as well as the possibility that Parent may be interested in pursuing a further investment in or acquisition of the Company. The members of the Committee then discussed, among other things, that the Company’s senior management was in the process of updating the Company’s internal long-range plan, and agreed that this would assist the Company Board in its evaluation of any potential proposal. The Committee discussed the engagement of BofA Securities and/or Centerview, and, based upon the expertise of the two firms and the two firms’ respective knowledge of the biopharmaceutical industry, determined to engage both firms to act as financial advisors in connection with any business combination transaction involving the Company, subject to the negotiation of terms of engagement letters and review of information regarding each financial advisor’s material relationships with the Company and Parent.

On February 3, 2022, Mr. Palmer participated in a telephone call with Loic Gonnet, Global Head of M&A of Parent, during which call, among other things, Mr. Gonnet reaffirmed Parent’s interest in exploring a potential acquisition of the Company or, pursuant to the ROFN, a global licensing partnership.

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On February 4, 2023, Wayne Pisano, Chair of the Company Board, participated in a telephone call with Olivier Charmeil, Executive Vice President, General Medicines of Parent, during which Mr. Charmeil stated that Parent was interested in pursuing a transaction with the Company, whether it be an acquisition of the Company or other transaction. Mr. Pisano indicated to Mr. Charmeil his belief that the Company was financially capable of remaining a standalone business but would consider the terms of a proposal should Parent choose to submit a proposal at a later date. Mr. Pisano noted that it was the belief of the Company’s management and the Company Board that the Company’s intrinsic value was not reflected in the Company’s current trading price.

On February 10, 2023, pursuant to and as required under the Securities Purchase Agreement, the Company issued and sold to Aventis 2,712,497 Shares at a price of $12.9032 per Share, which was equal to 140% of the daily volume-weighted average per Share price of the Shares for the prior five consecutive trading days, for an aggregate purchase price of approximately $35.0 million.

Also on February 10, 2023, the Committee convened a meeting by videoconference with members of the Company’s senior management, representatives of the financial advisors and representatives of Ropes & Gray in attendance, to discuss an update to the Company’s long-range plan that management had prepared (which we refer to as the “preliminary projections”). The Company’s senior management noted that the preliminary projections were based on the long-range plan that the Company’s senior management had prepared in May 2022 for internal use in connection with the development of a long-term strategic plan for the Company and which was based on assumptions that the Company’s senior management believed in May 2022 to be attainable. Members of the Committee requested additional information regarding probabilities of regulatory, scientific and technical success embedded in the preliminary projections, including assumptions regarding the timing and costs of regulatory approvals and expectations regarding the likely trajectory of sales for TZIELD, including for newly diagnosed T1D patients, and the Company’s other product candidates, if approved. The Company’s senior management undertook to seek input from senior scientific and regulatory personnel of the Company in order to update the preliminary projections to reflect revised assumptions taking into account the matters discussed in the foregoing sentence.

On February 14, 2023, Parent submitted a non-binding indication of interest to the Company to acquire all of the outstanding Shares of the Company for $21.00 per Share in cash (which we refer to as the “February 14 Proposal”). The February 14 Proposal valued the Company’s equity at approximately $2.4 billion, and compared to the Company’s closing stock price on February 13, 2021 of $9.91, represented an approximately 112% premium. The February 14 Proposal was subject to the negotiation of a definitive acquisition agreement and satisfactory completion of due diligence by Parent.

On February 14, 2023, shortly after receipt of the February 14 Proposal, the Committee convened a previously scheduled meeting by videoconference with members of the Company’s senior management and Ropes & Gray in attendance, to discuss an updated version of the preliminary projections that the Company’s senior management had refined to reflect the feedback received from the Committee at its prior meeting. Following discussion, members of the Committee instructed the Company’s senior management to further refine the preliminary projections to more accurately reflect risks inherent in the timing, costs and likelihood of regulatory approvals and anticipated trajectory of product sales. Mr. Palmer noted at the meeting the receipt of the February 14 Proposal and that he would review and discuss the proposal with the financial advisors and Ropes & Gray and report back to the Committee or the Company Board.

On February 16, 2023, the Company Board convened a meeting by videoconference with members of the Company’s senior management, representatives of the financial advisors and representatives of Ropes & Gray in attendance. Representatives of the financial advisors reviewed with the Company Board the terms of the February 14 Proposal. The Company Board then discussed with representatives of the financial advisors and members of management the landscape of other potentially interested acquirors, taking into consideration the history of interactions with such parties, the status of discussions with Parent, including Parent’s stated desire to proceed quickly towards a signing, the distraction to management if the Company undertook a sale process and the risk that contacting additional parties could result in leaks that could be disruptive to the Company’s business. Following discussion, the Company Board reached a consensus that it was highly unlikely that another party would be interested in pursuing an acquisition of the Company at a price equal to or in excess of that reflected in February 14 Proposal prior to the readout of the PROTECT Phase 3 study, which was anticipated to occur in mid- to late-2023. The Company Board also discussed with representatives of the financial advisors and members of management certain near-term risks facing the Company, including market expectations regarding the commercial launch of teplizumab, the possibility of challenges occurring during the launch of TZIELD, and the risk of mixed or negative results from the PROTECT Phase 3 study. The Company’s senior management presented the updated preliminary projections that had been further refined following the February 14, 2023 meeting of the Committee. Following discussion, the Company Board directed the Company’s senior management to further revise the preliminary projections to consider the potential impact to the downside assumptions underlying the projections due to a slower ramp-up in commercial sales of TZIELD, negative or mixed data from the PROTECT Phase 3 study, potential regulatory and commercial implications of the data from the PROTECT Phase 3 study, including the potential for additional trials and lower peak sales of TZIELD, risks regarding pricing and reimbursement and the potential for earlier and more biosimilar competition. The Company Board also directed management to update the preliminary projections using probabilities of success that reflected the magnitude of the risks facing the Company and the probability of their occurrence.

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On February 19, 2023, the Company Board convened a meeting by videoconference with members of the Company’s senior management, representatives of the financial advisors and representatives of Ropes & Gray in attendance. The Company’s senior management presented a further revised version of the preliminary projections reflecting feedback provided by the Company Board at its February 16, 2023 meeting, and representatives of the financial advisors then presented their respective preliminary financial analyses of the Company and the proposed transaction. The Company Board discussed with representatives of the financial advisors and members of management the various assumptions underlying the financial projections. Following discussion, the Company Board determined that the revised preliminary projections more accurately reflected the risks inherent in the business as compared with earlier versions of management’s preliminary projections. The Company Board then instructed the financial advisors to utilize the revised preliminary projections presented at the meeting (which we refer to as the “Management Forecasts”) for purposes of their financial analyses of the Company and the potential transaction. The Company Board discussed with representatives of the financial advisors the risks and benefits of various potential responses to Parent’s February 14 Proposal, including the potential risk that Parent would cease pursuing acquisition discussions. The Company Board also discussed with representatives of the financial advisors and Ropes & Gray the risks and benefits of granting exclusivity to Parent for a short period of time if Parent agreed to increase its proposal. In response to a question from the Company Board, representatives of the financial advisors indicated that, in their view, they did not anticipate that another potential acquiror would be willing to submit a comparable proposal prior to readout of the results of the PROTECT Phase 3 study. The Company Board then discussed with its advisors whether to submit a counter-proposal. Following discussion the Company Board determined to respond to Parent with a counter-proposal of $25.00 per Share, together with a message that at such price the Company Board would consider entering into exclusive negotiations with Parent, and directed the financial advisors to communicate that counter-proposal to Parent.

On February 20, 2023, representatives of the financial advisors communicated the counter-proposal to Parent.

On February 22, 2023, Parent submitted to the Company a revised non-binding indication of interest, which increased the per Share price from $21.00 per Share to $25.00 per Share in cash (which we refer to as the “February 22 Proposal”). The revised indication of interest valued the Company’s equity at approximately $2.9 billion, an increase of approximately $0.5 billion from Parent’s previous proposal, and as compared to the Company’s closing stock price on February 21, 2023 of $9.00, represented an approximately 178% premium. The February 22 Proposal indicated that it was conditioned upon an exclusivity period of two weeks from the opening of a data room sufficient to support Parent’s due diligence but ending no sooner than March 13, 2023.

Also on February 22, 2023, Ropes & Gray sent to Weil, Gotshal & Manges LLP (“Weil”), legal advisor to Parent, a draft confidentiality agreement, exclusivity agreement and merger agreement. The draft exclusivity agreement provided that the Company would exclusively negotiate with Parent until March 13, 2023 and that the Company would be permitted to negotiate with a third party during the exclusivity period if the Company received an indication of interest relating to an alternative transaction that the Company Board determined was reasonably likely to lead to a transaction superior to the transaction described in the February 22 Proposal. The draft merger agreement provided for, among other things, the Company’s ability to terminate the merger agreement and pay a termination fee equal to 2.0% of the Company’s equity value in order to enter into a definitive agreement with respect to a superior proposal under specified circumstances.

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On February 23, 2023, the Company Board convened a meeting by videoconference with members of the Company’s senior management and Ropes & Gray in attendance. A representative of Ropes & Gray informed the Company Board that Ropes & Gray had sent drafts of the confidentiality agreement, exclusivity letter and merger agreement to Weil at the direction of the Company, consistent with previously provided guidance from the Company Board, after Mr. Gonnet informed Mr. Palmer that Parent would be submitting the February 22 Proposal. The Company Board discussed with Ropes & Gray the proposed terms of these agreements, including that Parent likely will not agree to permit the Company to negotiate with a third party during the exclusivity period, and, following discussion, the Company Board directed management to negotiate and finalize the terms of the exclusivity agreement and confidentiality agreement, and authorized entry into such agreements, on substantially the terms discussed during the meeting.

Also on February 23, 2023, Weil sent to Ropes & Gray revised drafts of the confidentiality agreement and the exclusivity agreement. The revised draft of the exclusivity agreement eliminated the Company’s ability to negotiate with a third party during the exclusivity period, but required the Company to notify Parent if the Company received any inquiry, offer or proposal relating to an alternative transaction and provide Parent with the identity of the person or entities making the proposal and the proposed terms.

Later that day, Ropes & Gray sent Weil revised drafts of the exclusivity agreement and confidentiality agreement. The revised draft of the exclusivity agreement reflected agreement that the Company would not negotiate with third parties during the exclusivity period but deleted the requirement that the Company notify Parent of any alternative proposal.

Between February 23, 2023 and February 26, 2023, Ropes & Gray and Weil negotiated the terms of the confidentiality agreement and exclusivity agreement, and, on February 26, 2023, the Company and Parent executed the Exclusivity Agreement, pursuant to which the Company agreed to exclusively negotiate with Parent until March 13, 2023 and to notify Parent if the Company received an alternative proposal during the exclusivity period but the Company would not be required to notify Parent of the identity of the third party making the proposal or the terms of any such proposal. Also on February 26, 2023, the Company and Parent executed the Confidentiality Agreement. Shortly after executing the Confidentiality Agreement, the Company made available to Parent and its representatives a virtual data room (which we refer to as the “Data Room”) to facilitate Parent’s due diligence investigation of an acquisition of the Company. Between February 26, 2023 and March 12, 2023 (the date the Merger Agreement was executed by the parties), Parent and its representatives conducted due diligence of the Company.

On February 28, 2023, the Company Board convened an in-person meeting with members of the Company’s senior management in attendance. Representatives of Ropes & Gray and representatives of the financial advisors also joined for portions of the meeting via videoconference. Representatives of Ropes & Gray provided the Company Board with an update on the process and timing of the proposed acquisition of the Company by Parent and led a discussion of the proposed terms of the draft merger agreement and related considerations, including deal certainty, allocation of risk related to antitrust approvals and employee benefits and retention for non-executive employees of the Company.

On February 28, 2023, Weil sent to Ropes & Gray a revised draft of the merger agreement, which, among other things, eliminated the Company’s ability to terminate the merger agreement in order to enter into a definitive agreement with respect to a superior proposal, provided for the termination fee payable by the Company in certain circumstances be in an amount equal to 4.5% of the Company’s equity value, and provided that Parent would not be obligated to divest any assets of Parent (without regard to materiality) or any assets of the Company unless such actions collectively are not reasonably likely to be material to the Company and its subsidiary, taken as a whole.

On March 3, 2023, Ropes & Gray sent to Weil a revised draft of the merger agreement, which, among other things, provided for the Company’s ability to terminate the merger agreement and pay a termination fee equal to 2.5% of the Company’s equity value in order to enter into a definitive agreement with respect to a superior proposal under specified circumstances. In addition, the draft accepted that Parent would not be obligated to divest any assets of Parent (without regard to materiality) or any assets of the Company unless such actions collectively were not reasonably likely to be material to the Company and its subsidiary, taken as a whole, and added that, in the event the merger agreement was terminated as a result of a failure to obtain antitrust clearance, Parent would be required to pay the Company a reverse termination fee equal to 2.5 times the amount of the Company’s termination fee in the event the agreement is terminated prior to the date that is nine months after signing or 3.0 times the amount of the Company’s termination fee in the event the outside date is extended beyond such date.

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On March 7, 2023, Weil sent to Ropes & Gray a revised draft of the merger agreement, which, among other things, again eliminated the Company’s ability to terminate the merger agreement in order to enter into a definitive agreement with respect to a superior proposal, provided that the termination fee payable by the Company be equal to 4.25% of the Company’s equity value, and provided for the termination fee payable by Parent to be equal to 5.0% of the Company’s equity value.

On March 8, 2023, Ropes & Gray sent to Weil a revised draft of the merger agreement, which, among other things, provided for the Company’s ability to terminate the merger agreement and pay a termination fee equal to 3.25% of the Company’s equity value in order to enter into a definitive agreement with respect to a superior proposal under specified circumstances and provided that the termination fees payable by the Company and Parent be equal to 3.25% and 6.0%, respectively, of the Company’s equity value.

On March 9, 2023, the Company Board convened a meeting by videoconference with members of the Company’s senior management and Ropes & Gray in attendance. The Company’s senior management and Ropes & Gray updated the Company Board regarding the status of transaction documents being negotiated with Parent. The Company Board also discussed the terms of engagement letters with each of the financial advisors, having previously considered material relationship disclosures that each of the Company’s financial advisors had provided. Following discussion, the Company Board authorized the Company to enter into engagement letters with each of the Company’s financial advisors. Later on March 9, 2023, the Company executed such engagement letters.

Also on March 9, 2023, Weil sent to Ropes & Gray a revised draft of the merger agreement, which, among other things, accepted the Company’s ability to terminate the merger agreement and pay a termination fee equal to 3.5% of the Company’s equity value in order to enter into a definitive agreement with respect to a superior proposal under specified circumstances, and provided for termination fees payable by the Company and Parent be equal to 3.5% and 5.5%, respectively, of the Company’s equity value.

On March 10, 2023, the Company Board convened a meeting by videoconference with members of the Company’s senior management, representatives of the financial advisors and representatives of Ropes & Gray in attendance. Representatives of the financial advisors presented to the Company Board their preliminary financial analyses of the Company and the proposed transaction. Representatives of Ropes & Gray reviewed with the Company Board the directors’ fiduciary duties in considering a sale transaction and reviewed with the Company Board terms of the draft merger agreement, which had been previously distributed to the members of the Company Board.

Also on March 10, 2023, Ropes & Gray sent to Weil a revised draft of the merger agreement, which accepted the amount of the termination fees payable by the Company and Parent, respectively.

Between March 11, 2023 and March 12, 2023, Ropes & Gray and Weil finalized negotiation of the Merger Agreement containing the terms described in Section 11 – “The Merger Agreement; Other Agreements” of the Offer to Purchase.

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On the morning of March 12, 2023, the Company Board convened a meeting by videoconference with members of the Company’s senior management, the financial advisors and Ropes & Gray in attendance. Representatives of BofA Securities reviewed with the Company Board BofA Securities’ financial analysis of the Offer Price and delivered to the Company Board the oral opinion of BofA Securities, which was confirmed by delivery of a written opinion dated March 12, 2023, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in the written opinion, the Offer Price to be received in the Transactions by holders of Shares (other than holders of Shares (i) held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned subsidiary of the Company, (ii) held by Parent or any direct or indirect wholly owned subsidiary of Parent (other than Purchaser) or (iii) irrevocably accepted for purchase in the Offer) was fair, from a financial point of view, to such holders. Next, representatives of Centerview reviewed with the Company Board Centerview’s financial analysis of the Offer Price, and rendered to the Company Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 12, 2023, to the Company Board, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of BofA Securities’ and Centerview’s opinions, see below in “—Opinions of the Financial Advisors to the Company Board.” The written opinion rendered by BofA Securities to the Company Board is attached to this Schedule 14D-9 as Annex A-1, and the written opinion rendered by Centerview to the Company Board is attached to this Schedule 14D-9 as Annex A-2. Representatives of Ropes & Gray then reviewed with the Company Board the resolution of the outstanding terms of the Merger Agreement, which had been previously distributed to the members of the Company Board, and reviewed with the Company Board the directors’ fiduciary duties in considering a sale transaction. Following additional discussion and consideration of the Merger Agreement and the Offer, Merger and the other transactions contemplated by the Merger Agreement, the Company Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the holders of the Shares, (ii) adopted the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and (iii) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

Following such meeting, on March 12, 2023, the Company, Parent and Purchaser executed and delivered the Merger Agreement.

Early in the morning of March 13, 2023, Parent and the Company each issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of the Offer to acquire all of the outstanding Shares at a price of $25.00 per Share in cash.

On March 24, 2023, Parent commenced the Offer.

Reasons for the Recommendation of the Company Board

The Company Board carefully has reviewed and considered the Offer, the Merger and the Transactions, consulted with management and outside legal and financial advisors at various times, and took into account the reasons enumerated below. After considering its fiduciary duties under applicable law, and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger against the potential benefits of the Transactions, the Company Board has unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) adopted the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, for the following reasons.

Reasons in favor of the Transactions:

●	Attractive Price. The all-cash consideration of $25.00 per Share, taking into account the Company Board’s familiarity with the business, operations, prospects, strategic and short and long term operating plans, assets, liabilities and financial condition of the Company and the relative certainty and liquidity of the all-cash offer price and merger consideration, is more favorable to the Company’s stockholders than the potential value that could reasonably be expected to be generated from the alternative of the Company continuing to operate independently and pursuing its current business and financial plans on a standalone basis, taking into account the execution risks associated with continued independence;

●	Substantial Premium. The current and historical market prices of the Shares, and the fact that the Offer Price represents a compelling premium to recent market prices of the Shares, including:

◌	a 273% premium to the closing price of the Shares on March 10, 2023 (i.e., the last trading day before the announcement of the Company’s entry into the Merger Agreement);

◌	a 183% premium to the volume weighted average price for the Shares over the 30 trading days ending on March 10, 2023;

◌	a 137% premium to the highest closing stock price of the Shares over the 52-week period ending on March 10, 2023; and

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◌	a 152% premium to the closing price of the Shares on February 13, 2023, the last full trading day prior to Parent’s February 14 proposal;

●	Certainty of Value. The Offer Price and the Merger Consideration are all cash and the Transactions therefore provide certain and immediate value and liquidity to the Company’s stockholders for their Shares, especially when viewed against the internal and external risks and uncertainties associated with certain macroeconomic conditions, including the current state of the U.S. and global economies, and the potential impact of such risks and uncertainties on a standalone strategy of the Company and the trading price of the Shares;

●	Competition. Competitive considerations, including that well-financed pharmaceutical companies are discovering, developing, marketing and selling product candidates to intercept and prevent immune-mediated diseases;

●	Costs and Risks Associated with Drug Development. The costs and risks associated with continuing the development of pipeline drug candidates or acquisition of other commercial or pipeline assets;

●	Capital Needs. The Company’s need for additional capital, the associated dilution that would be experienced by the Company’s stockholders if the Company were to sell additional common equity or securities convertible into common equity to raise the needed capital at the Company’s current trading price per Share and the loss of potentially valuable rights or assets if the Company were to enter into a royalty monetization transaction or sell rights or interests of the Company’s product candidates (or enter into other collaborations) to raise the needed capital;

●	IP Risks. The risk that the Company might lose patent protection for the method of use of teplizumab as an anti-CD-3 antibody for the treatment of T1D, resulting in a deleterious impact on the Company’s ability to capture attractive pricing for its lead product;

●	Risk of Unsuccessful TZIELD Commercial Launch. The risk that the Company’s approved product TZIELD (teplizumab-mzwv) fails to achieve market acceptance upon its commercial launch and other factors affecting the revenues and profitability of TZIELD, including the risk that teplizumab fails to receive approval for marketing and sale in international jurisdictions or, if approved, fails to achieve market acceptance in such markets, as well as the risk that the Company is unable to continue to build and maintain effective sales, marketing and distribution capabilities in the U.S. or to build such capabilities in any foreign market in which TZIELD is approved in the future;

●	Risks of Unfavorable Results of the PROTECT Clinical Trial. The risks that the PROTECT Phase 3 study under which the Company is evaluating teplizumab in patients with newly diagnosed insulin-dependent T1D may yield unfavorable results, which could result in delays in obtaining, or the failure to obtain regulatory approval for the indication;

●	Risk and Cost Associated with the Company's Growth. The risk that the Company is unable to successfully manage the growth of its organization, including risks relating to continuing to build and maintain a commercial infrastructure for TZIELD, or build the commercial infrastructure required for any product candidates that are approved in the future, and entering into and managing collaborations or other arrangements under acceptable terms with third parties for the development of the Company's current or future product candidates, and, if approved, for marketing, sales and distribution, and the costs associated with such activities;

●	Risks Associated with Drug Pricing. Future revenue from teplizumab may be negatively impacted in the U.S. by increasing scrutiny of pharmaceutical pricing and proposals to address the perceived high cost of pharmaceuticals, and, if teplizumab is approved for marketing and sale in international jurisdictions, pricing will be subject to scrutiny under policies in such jurisdictions;

●	Risk of Clinical Trial Failure. That clinical trials can take years to complete, and the outcomes are uncertain, along with the risks inherent in the development and eventual commercialization of the Company’s product candidates and the risks related to market acceptance of product candidates, if approved, and other factors affecting the revenues and profitability of biopharmaceutical product candidates generally;

●	Risks Associated with Regulatory Processes. The risks inherent in obtaining regulatory approvals from regulatory authorities to be able to sell the Company’s products, which can take years to complete and the receipt of which are not guaranteed; that domestic and foreign regulators have their own procedures for approval of product candidates, that if a product is approved, regulators may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval;

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●	Feedback from Prior Partnering Discussions. The fact that during discussions about potential partnership opportunities for teplizumab, representatives of the Company had discussed with certain potential counterparties whether such potential counterparties would be interested in entering into a partnership or other strategic transaction with the Company, and each of which (other than Parent) informed the representatives of the Company that it would not be interested in evaluating a transaction with the Company at that time;

●	Potentially Limited Period of Opportunity. The timing of the Transactions and the risk that if the Company does not accept the Parent offer now (as provided for in the Merger Agreement), it may not have another opportunity to do so or receive a comparable opportunity, and the belief of the Company Board that Parent is only willing to enter into the Transactions (as provided for in the Merger Agreement) for a limited period of time;

●	Best Offer. The Company Board’s belief that (i) as a result of an active negotiating process, the Company had obtained Parent’s best offer, (ii) there was substantial risk of losing Parent’s offer of $25.00 per Share if the Company determined that it should pursue a higher price and (iii) based on the conversations and negotiations with Parent, as of the date of the Merger Agreement, the Offer Price of $25.00 per Share represented the highest price reasonably obtainable by the Company under the circumstances;

●	Likelihood of Closing. The belief of the Company Board that the likelihood of completing the Offer and the Merger is high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited, (ii) the exceptions contained within the “Company Material Adverse Effect” definition, which generally defines the standard for closing risk, and (iii) the likelihood of obtaining required regulatory approvals, including the commitment of Parent to use its reasonable best efforts to obtain the required regulatory approvals and to pay a substantial termination fee to the Company if it fails to do so.

●	No Financing Condition. The fact that the Transactions are not subject to a financing condition;

●	BofA Securities Fairness Opinion. The oral opinion of BofA Securities, which was confirmed by delivery of a written opinion dated March 12, 2023, to the Company Board, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in the written opinion, the Offer Price to be received in the Transactions by holders of Shares (other than holders of Shares (i) held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned subsidiary of the Company, (ii) held by Parent or any direct or indirect wholly owned subsidiary of Parent (other than Purchaser) or (iii) irrevocably accepted for purchase in the Offer) was fair, from a financial point of view, to such holders (as more fully described below in the section entitled “—Opinion of BofA Securities”);

●	Centerview Fairness Opinion. The oral opinion of Centerview rendered to the Company Board on March 12, 2023, which was subsequently confirmed by delivery of a written opinion dated March 12, 2023, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (as more fully described below in the section entitled “—Opinion of Centerview”);

●	Financial Projections. The fact that achieving management’s financial projections entails significant execution risk, including the risks to the Company’s valuation of a clinical trial failure or execution failure (for further information regarding management’s financial projections, see Item 8 under the section entitled “—Certain Company Management Forecasts”);

●	Successful Negotiations with Parent. The enhancements that the Company and its financial advisors were able to obtain as a result of robust arm’s-length negotiations with Parent, including the increase in the Offer Price proposed by Parent from the time of its initial indication of interest to the end of the negotiations;

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●	Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited proposals, and that the provisions of the Merger Agreement permit the Company Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee of $100.0 million, which amount the directors believe to be reasonable under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals;

●	Reverse Termination Fee. The fact that, in the event the Transactions are not consummated due to antitrust considerations, Parent will be required to pay the Company a reverse termination fee of $158.0 million; and

●	Appraisal Rights. That stockholders who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

Considerations against and risks associated with the Transactions:

●	Opportunity Costs. The fact that the Company will no longer exist as an independent public company and the Company’s stockholders will forego any future increase in its value as an independent public company that might result from its possible growth;

●	Limited Outreach. The fact that, following Parent’s February 14 Proposal, the Company and its financial advisors did not undertake to solicit proposals for other potential acquirors prior to signing due to the belief that no such bidder would make a proposal at a superior value prior to readout of the results of the PROTECT Phase 3 study based on prior outreach;

●	Potential Negative Impact on the Company’s Business. The possible negative effect of the Offer and the Merger and public announcement of the Offer and the Merger on the Company’s financial performance, operating results and stock price and the Company’s relationships with customers, suppliers, other business partners, management and employees;

●	Prohibition Against Solicitations. The fact that the Merger Agreement precludes the Company from actively soliciting competing acquisition proposals and obligates the Company (or its successor) to pay Parent a termination fee equal to $100.0 million under specified circumstances, which could discourage the making of a competing acquisition proposal or adversely impact the price offered in such a proposal;

●	Business Operation Restrictions. The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s business, including by delaying or preventing the Company from raising financing or pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company;

●	Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Offer and the Merger not be completed; and

●	Interests of Insiders. The interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally.

The foregoing discussion of the Company Board’s reasons for its recommendation that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer is not meant to be exhaustive, but addresses the material information and reasons considered by the Company Board in connection with its recommendation. In view of the wide variety of factors considered by the Company Board in connection with the evaluation of the Offer and the complexity of these matters, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the Company’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Company Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Company Board considered the interests of the Company’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

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The foregoing discussion and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors described below in the section captioned “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements”.

(c) Intent to Tender.

To the best of the Company’s knowledge, after reasonable inquiry, each executive officer and director of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d) Opinions of the Financial Advisors to the Company Board

Opinion of BofA Securities

The Company retained BofA Securities to act as a financial advisor to the Company in connection with the Transactions. BofA Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected BofA Securities to act as a financial advisor to the Company in connection with the Transactions on the basis of BofA Securities’ experience in transactions similar to the Transactions, its reputation in the investment community and its familiarity with the Company and its business.

On March 12, 2023, at a meeting of the Company Board held to evaluate the Transactions, representatives of BofA Securities delivered to the Company Board the oral opinion of BofA Securities, which was confirmed by delivery of a written opinion dated March 12, 2023, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in the written opinion, the Offer Price to be received in the Transactions by holders of Shares (other than holders of Shares (i) held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned subsidiary of the Company, (ii) held by Parent or any direct or indirect wholly owned subsidiary of Parent (other than Purchaser) or (iii) irrevocably accepted for purchase in the Offer (collectively referred to in this Section as “Excluded Shares”)) was fair, from a financial point of view, to such holders.

The full text of BofA Securities’ written opinion to the Company Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex A-1 to this Schedule 14D-9 and is incorporated by reference herein in its entirety. The following summary of BofA Securities’ opinion is qualified in its entirety by reference to the full text of the written opinion. BofA Securities delivered its opinion to the Company Board for the benefit and use of the Company Board (in its capacity as such) in connection with and for purposes of its evaluation of the Transactions. BofA Securities expressed no opinion or view as to any terms or other aspects or implications of the Transactions (other than the Offer Price to the extent expressly specified in such opinion) and no opinion or view was expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Transactions. BofA Securities’ opinion does not constitute a recommendation to any stockholder as to whether any stockholder should tender their Shares in the Offer or as to how any stockholder should act in connection with the Transactions or any other matter.

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In connection with rendering its opinion, BofA Securities has, among other things:

(1)	reviewed certain publicly available business and financial information relating to the Company;
(2)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with BofA Securities by the management of the Company, including certain financial forecasts relating to the Company prepared by the management of the Company (the “Management Forecasts” and which are summarized below under the caption “Certain Company Management Forecasts”);
(3)	reviewed and discussed with members of senior management of the Company their assessments as to the product and product candidates of the Company, including the likelihood of technical, clinical and regulatory success of such product and product candidates;
(4)	reviewed and discussed with members of senior management of the Company estimates of the amount and utilization of certain net operating losses and other tax attributes of the Company prepared by the management of the Company (referred to in this section, collectively, as the “NOLs”);
(5)	discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company;
(6)	reviewed the trading history for the Shares and a comparison of that trading history with the trading histories of other companies BofA Securities deemed relevant;
(7)	compared certain financial and stock market information of the Company with similar information of other companies BofA Securities deemed relevant;
(8)	compared certain financial terms of the Transactions to financial terms, to the extent publicly available, of other transactions BofA Securities deemed relevant;
(9)	reviewed a draft, dated March 11, 2023, of the Merger Agreement (referred to in this section as the “Draft Agreement”); and
(10)	performed such other analyses and studies and considered such other information and factors as BofA Securities deemed appropriate.

In arriving at its opinion, BofA Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of the Company that it was not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Management Forecasts and the NOLs, BofA Securities was advised by the Company, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company and the other matters covered thereby. BofA Securities relied, at the direction of the Company, on the assessments of the management of the Company as to the ability of the Company to utilize the NOLs and was advised by the Company, and assumed, at the direction of the Company that such NOLs would be utilized in the amounts and at the times projected. BofA Securities relied, at the direction of the Company, on the assessments as to the product and product candidates of the Company, including the likelihood of technical, clinical and regulatory success of such product and product candidates. BofA Securities did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or any other entity, nor did it make any physical inspection of the properties or assets of the Company or any other entity. BofA Securities did not evaluate the solvency or fair value of the Company, Parent or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Securities assumed, at the direction of the Company, that the Transactions would be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on the Company, Parent or any other entity or the Transactions (including the contemplated benefits thereof). BofA Securities also assumed, at the direction of the Company, that the final executed Merger Agreement would not differ in any material respect from the Draft Agreement reviewed by BofA Securities.

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BofA Securities expressed no view or opinion as to any terms or other aspects or implications of the Transactions (other than the Offer Price to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Transactions, or any terms, aspects or implications of any other agreement, arrangement or understanding entered into in connection with or related to the Transactions or otherwise. BofA Securities was not requested to, and BofA Securities did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of the Company or any other transaction. BofA Securities’ opinion was limited to the fairness, from a financial point of view, of the Offer Price to be received by holders of Shares (other than holders of Excluded Shares) and no opinion or view was expressed with respect to any consideration received in connection with the Transactions by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transactions, or class of such persons, relative to the Offer Price or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Transactions. In addition, BofA Securities expressed no view or opinion with respect to, and BofA Securities relied, with the consent of the Company, upon the assessments of the Company and its representatives regarding, legal, regulatory, accounting, tax and similar matters relating to the Company or any other entity and the Transactions (including the contemplated benefits thereof) as to which BofA Securities understood that the Company obtained such advice as it deemed necessary from qualified professionals. BofA Securities further expressed no opinion or recommendation as to whether any stockholder should tender their Shares in the Offer or as to how any stockholder should act in connection with the Transactions or any other matter.

BofA Securities’ opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Securities as of, the date of its opinion. The credit, financial and stock markets were experiencing unusual volatility and BofA Securities expressed no opinion or view as to any potential effects of such volatility on the Company, Parent or the Transactions. It should be understood that subsequent developments may affect BofA Securities’ opinion, and BofA Securities does not have any obligation to update, revise, or reaffirm its opinion. The issuance of BofA Securities’ opinion was approved by a fairness opinion review committee of BofA Securities. Except as described in this summary, the Company imposed no other instructions or limitations on the investigations made or procedures followed by BofA Securities in rendering its opinion.

The discussion set forth below in the section entitled “Summary of Material Company Financial Analyses” represents a brief summary of the material financial analyses presented by BofA Securities to the Company Board in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Securities. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Securities.

Summary of Material Company Financial Analyses.

Selected Publicly Traded Companies Analysis.

BofA Securities reviewed publicly available financial and stock market information of the following eight selected publicly traded biopharmaceutical companies:

●	Apellis Pharmaceuticals, Inc.
●	Aurinia Pharmaceuticals Inc.
●	FibroGen, Inc.
●	IVERIC bio, Inc.
●	Kiniksa Pharmaceuticals, Ltd.
●	Lexicon Pharmaceuticals, Inc.
●	MannKind Corporation
●	Rhythm Pharmaceuticals, Inc.

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BofA Securities reviewed, among other things, the enterprise values for each of the selected companies, calculated by multiplying the closing share price of each applicable company as of March 10, 2023 by the number of fully-diluted shares outstanding of the applicable company (determined on a treasury stock method basis based on information in its public filings), and adding to (or subtracting from, as applicable) the result the amount of the applicable company’s net debt (or net cash) (defined as debt, preferred stock and minority interest less cash, cash equivalents and marketable securities) based on information in its public filings, as a multiple of Wall Street analyst consensus estimates of calendar year 2026 probability-of-success adjusted (referred to in this section as “PoS Adjusted”) revenues for the applicable company. The overall low to high enterprise value to PoS Adjusted revenue multiples observed for the selected companies were 1.3x to 4.5x (with a median of 2.9x). Financial data of the selected companies were derived from their public filings and publicly available Wall Street research analysts’ estimates published by Evaluate and FactSet as of March 10, 2023.

Based on BofA Securities’ review of the enterprise values to PoS Adjusted revenue multiples for the selected companies and on its professional judgment and experience, BofA Securities applied an enterprise value to PoS Adjusted revenue multiple reference range of 1.8x to 3.7x to the estimates of calendar year 2026 PoS Adjusted revenue for the Company as reflected in the Management Forecasts, to calculate a range of implied enterprise values for the Company. BofA Securities then calculated an implied equity value per Share reference range (rounded to the nearest $0.10) for the Company by adding to this range of implied enterprise values an estimate of the net cash of the Company as of December 31, 2022, as provided by the management of the Company, and dividing the result by a number of fully-diluted Shares outstanding (calculated on a treasury stock method basis, based on information provided by the management of the Company). This analysis indicated the following approximate implied equity value reference ranges per Share, as compared to the Offer Price and the closing price per Share as of March 10, 2023:

Implied Equity Value Reference Range Per Share	Offer Price	March 10, 2023 Closing Price Per Share
$10.10-$17.60	$25.00	$6.70

No selected publicly traded company used in this analysis is identical or directly comparable to the Company. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared.

Selected Precedent Transactions Analysis.

BofA Securities reviewed, to the extent publicly available, financial information relating to the following nine selected transactions involving acquisitions of publicly traded biopharmaceutical companies:

Date	Target	Acquiror
08/22/22	Aerie Pharmaceuticals, Inc.	Alcon Inc.
08/08/22	Global Blood Therapeutics, Inc.	Pfizer Inc.
08/04/22	ChemoCentryx, Inc.	Amgen Inc.
01/19/22	Zogenix, Inc.	UCB Pharma
09/08/21	Kadmon Holdings, Inc.	Sanofi S.A.
02/03/21	GW Pharmaceuticals plc	Jazz Pharmaceuticals plc
02/01/21	Viela Bio, Inc.	Horizon Therapeutics plc
05/05/20	Portola Pharmaceuticals, Inc.	Alexion Pharmaceuticals, Inc.

BofA Securities reviewed the enterprise values implied for each target company, computed as the aggregate consideration payable in the selected transaction (excluding contingent consideration), plus debt, preferred equity and non-controlling interest (as applicable), and less cash and cash equivalents and marketable securities (as applicable) of the target company, as publicly disclosed prior to the announcement of the applicable transaction, as multiples of estimates of the target company’s PoS Adjusted revenue for the fourth calendar year (referred to in this section as “CY + 4”) following the year in which the applicable transaction was announced, as disclosed by the applicable target company in its public filings made in connection with the applicable transaction. The overall low to high enterprise value to PoS Adjusted revenue multiples observed for the selected transactions were 2.4x to 7.6x (with a median of 3.9x). Other financial data relating to each of the selected transactions and target companies were derived from the transaction parties’ public filings.

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Based on BofA Securities’ review of the enterprise values to PoS Adjusted revenue multiples for the selected transactions and on its professional judgment and experience, BofA Securities applied an enterprise value to PoS Adjusted revenue multiple reference range of 2.7x to 5.1x to estimates of calendar year 2026 PoS Adjusted revenue for the Company as reflected in the Management Forecasts, to calculate a range of implied enterprise values for the Company. BofA Securities then calculated an implied equity value per Share reference range (rounded to the nearest $0.10) for the Company by adding to this range of implied enterprise values an estimate of the net cash of the Company as of December 31, 2022, as provided by the management of the Company, and dividing the result by a number of fully-diluted Shares outstanding (calculated on a treasury stock method basis, based on information provided by the management of the Company). This analysis indicated the following approximate implied equity value reference ranges per Share, as compared to the Offer Price and the closing price per Share as of March 10, 2023:

Implied Equity Value Reference Range Per Share	Offer Price	March 10, 2023 Closing Price Per Share
$13.70 – $22.90	$25.00	$6.70

No selected precedent transaction used in this analysis or the applicable target company is identical or directly comparable to the Company or the Transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics, market conditions and other factors that could affect the acquisition or other values of the companies or transactions to which the Company and the Transactions were compared.

Discounted Cash Flow Analysis

BofA Securities performed a discounted cash flow analysis of the Company to calculate a range of implied present values per Share utilizing estimates of the standalone, PoS Adjusted, unlevered, after-tax free cash flows the Company was expected to generate over the period from calendar year 2023 through calendar year 2040 based on the Management Forecasts. BofA Securities calculated a terminal value for the Company by applying an assumed perpetuity growth rate of negative 60.00% after calendar year 2040, reflecting guidance provided by the management of the Company, to the terminal year cash flows. The cash flows, the terminal value, and the estimated benefits from the Company’s net operating loss carryforwards as of December 31, 2022 and future losses and a research and development tax credit as of December 31, 2022, as reflected in the Management Forecasts, were discounted to December 31, 2022, utilizing mid-year discounting convention, and using discount rates ranging from 12.00% to 15.00%, which were based on an estimate of the Company’s weighted average cost of capital, derived using the capital asset pricing model. BofA Securities then calculated implied per share equity value reference ranges (rounded to the nearest $0.10) for the Company by (i) adding to this range of present values the net cash of the Company as of December 31, 2022 and an estimate of cash proceeds net of transaction costs to be received by the Company in connection with future equity financings assumed to occur in 2023 and 2024, as reflected in the Management Forecasts and (ii) dividing the result by a number of fully-diluted Shares outstanding (calculated on a treasury stock method basis, based on information provided by the management of the Company and reflecting additional Shares assumed to be issued in connection with the future equity financings assumed to occur in 2023 and 2024, as reflected in the Management Forecasts). This analysis indicated the following approximate implied equity value reference range per Share (rounded to the nearest $0.10) for the Company, as compared to the Offer Price and the closing price per Share as of March 10, 2023:

Implied Equity Value Reference Range Per Share	Offer Price	March 10, 2023 Closing Price Per Share
$16.70 – $21.60	$25.00	$6.70

Other Factors

BofA Securities also noted certain additional factors that were not considered part of BofA Securities’ financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things the following:

52-Week Trading Range. BofA Securities reviewed the trading range of the Shares for the 52-week period ended March 10, 2023, which was $3.40 to $10.60.

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Wall Street Analysts Price Targets. BofA Securities reviewed certain publicly available equity research analyst price targets for the Shares available as of March 10, 2023 which demonstrated a range of $15.00 to $30.00 and a present value of $13.20 to $26.40 when discounted by one year at the Company’s estimated mid-point cost of equity of 13.50%, derived using the capital asset pricing model.

Premia Calculations. BofA Securities reviewed, among other things, the premia paid in selected precedent public company biopharmaceutical acquisitions in relation to each target company’s (i) closing share price on the day prior to announcement of the applicable transaction, and (ii) the volume weighted average price during the 30 calendar days prior to announcement of the applicable transaction (referred to in this section as the “30-Day VWAP”). Based on this review and its professional judgment and experience, BofA Securities applied (i) an illustrative premia reference range of 51% to 112% to the closing price per Share on March 10, 2023, of $6.70, and (ii) an illustrative premia reference range of 64% to 111% to the 30-Day VWAP of the Shares as of March 10, 2023, of $8.82, to derive implied equity value reference ranges per Share (rounded to the nearest $0.10) of $10.10 to $14.20 and $14.40 to $18.60, respectively.

Miscellaneous

As noted above, the discussion set forth above in the section entitled “Summary of Material Company Financial Analyses” represents a brief summary of the material financial analyses presented by BofA Securities to the Company Board in connection with its opinion and is not a comprehensive description of all analyses undertaken or factors considered by BofA Securities in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Securities believes that its analyses summarized above must be considered as a whole. BofA Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Securities’ analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The estimates of the future performance of the Company in or underlying BofA Securities’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Securities’ analyses. These analyses were prepared solely as part of BofA Securities’ analysis of the fairness, from a financial point of view, to the holders of Shares (other than holders of Excluded Shares) of the Offer Price to be received by such holders in the Transactions and were provided to the Company Board in connection with the delivery of BofA Securities’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Securities’ view of the actual values of the Company or its Shares.

The type and amount of consideration payable in the Transactions was determined through negotiations between the Company and Parent, rather than by any financial advisor, and was approved by the Company Board. The decision to enter into the Merger Agreement was solely that of the Company Board. As described above, BofA Securities’ opinion and analyses were only one of many factors considered by the Company Board in its evaluation of the Transactions and should not be viewed as determinative of the views of the Company Board, the Company’s management or any other party with respect to the Transactions or the Offer Price.

The Company has agreed to pay BofA Securities for its services in connection with the Transactions an aggregate fee of approximately $29.1 million, $1.5 million of which was payable upon the rendering of BofA Securities’ opinion and approximately $27.6 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of BofA Securities’ expenses arising, and to indemnify BofA Securities against certain liabilities that may arise, out of BofA Securities’ engagement.

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BofA Securities and its affiliates comprise a full-service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Securities and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, Parent and certain of their respective affiliates.

BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to the Company and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as financial advisor to the Company in connection with a partnership and investment transaction. From March 1, 2021 through February 28, 2023, BofA Securities and its affiliates derived aggregate revenues from the Company and certain of its affiliates of less than $1.0 million for investment and corporate banking services.

In addition, BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Parent and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as financial advisor and/or having provided or providing other advisory services to Parent and/or certain of its affiliates in connection with certain spin-off and other M&A transactions, (ii) having acted or acting as a bookrunner, global coordinator and/or underwriter for certain equity and/or debt offerings of Parent and/or certain of its affiliates, (iii) having acted or acting as a dealer for Parent’s commercial paper program, (iv) having acted or acting as a bookrunner and arranger for, and/or as a lender under, certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of Parent and/or certain of its affiliates, (v) having provided or providing certain derivatives, foreign exchange and other trading services to Parent and/or certain of its affiliates, and (vi) having provided or providing certain treasury management products and services to Parent and/or certain of its affiliates. From March 1, 2021 through February 28, 2023, BofA Securities and its affiliates derived aggregate revenues from Parent and certain of its affiliates of approximately $9.0 million for investment and corporate banking services.

Opinion of Centerview

On March 12, 2023, Centerview rendered to the Company Board its oral opinion, subsequently confirmed by delivery of a written opinion dated March 12, 2023, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than (i) Dissenting Shares (as defined in the Merger Agreement); (ii) each Share held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned Subsidiary of the Company, (iii) each Share held by Parent or any direct or indirect wholly owned Subsidiary of Parent (other than Purchaser), (iv) each Share irrevocably accepted for purchase in the Offer (the shares referred to in clauses (i) to (iv), together with any Shares held by any affiliate of the Company or Parent, are referred to in this summary of Centerview’s opinion as “Excluded Shares”)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated March 12, 2023, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A-2 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex A-2. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter.

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The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

●	a draft of the Merger Agreement dated March 11, 2023, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;
●	Annual Reports on Form 10-K of the Company for the years ended December 31, 2021, December 31, 2020 and December 31, 2019;
●	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;
●	certain publicly available research analyst reports for the Company;
●	certain other communications from the Company to its stockholders; and
●	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections and probabilities of success relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company Board’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company Board’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company Board’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company Board’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company Board’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transactions would be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

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Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price to be paid to the holders of the Shares pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Centerview’s opinion, dated March 12, 2023. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion.

In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 10, 2023 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

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Selected Public Company Analysis

Centerview reviewed certain financial information of the Company and compared it to corresponding financial information of certain publicly traded biopharmaceutical companies that Centerview selected based on its experience and professional judgment (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion).

The selected companies considered in this analysis are listed below:

●	Apellis Pharmaceuticals, Inc.
●	Aurinia Pharmaceuticals Inc.
●	FibroGen, Inc.
●	IVERIC bio, Inc.
●	Kiniksa Pharmaceuticals, Ltd.
●	Lexicon Pharmaceuticals, Inc
●	MannKind Corporation
●	Rhythm Pharmaceuticals Inc.

Although none of the selected companies is directly comparable to the Company, the companies listed above were chosen by Centerview, among other reasons, because they are publicly traded biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company. However, because each of the selected companies has operational, business and financial characteristics that differ from those of the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of March 10, 2023, Centerview calculated, for each selected company, such company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents), as a multiple of Wall Street research analyst consensus estimated risk-adjusted revenue for calendar year 2026 (“EV/2026E Revenue Trading Multiple”). The results of this analysis indicated a median EV/2026E Revenue Trading Multiple of 2.9x.

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of EV/2026E Revenue Trading Multiples of 1.5x to 4.0x to apply to the Company’s estimated calendar year 2026 risk adjusted revenue as set forth in the Forecasts. In selecting this reference range, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of EV/2026E Revenue Trading Multiples to the Company’s estimated calendar year 2026 risk adjusted revenue, as set forth in the Forecasts, and adding to the resulting implied enterprise value of the Company the Company’s net cash as of December 31, 2022, as reflected in the Internal Data, and dividing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and warrants) as of March 8, 2023 as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $8.90 to $18.80, rounded to the nearest $0.10. Centerview then compared this range to the Offer Price of $25.00 per Share in cash proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

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Selected Precedent Transaction Analysis

Centerview reviewed and compared certain information relating to the following selected biopharmaceutical transactions (which transactions are referred to as the “selected transactions” in this summary of Centerview’s opinion) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transactions.

The selected transactions considered in this analysis are summarized below:

Date Announced	Target	Acquiror
08/22/22	Aerie Pharmaceuticals, Inc.	Alcon Inc
08/08/22	Global Blood Therapeutics, Inc.	Pfizer Inc.
08/04/22	ChemoCentryx, Inc.	Amgen Inc.
01/19/22	Zogenix, Inc.	UCB Pharma
09/08/21	Kadmon Holdings, Inc.	Sanofi S.A.
02/03/21	GW Pharmaceuticals plc	Jazz Pharmaceuticals plc
02/01/21	Viela Bio, Inc.	Horizon Therapeutics plc
05/05/20	Portola Pharmaceuticals, Inc.	Alexion Pharmaceuticals, Inc.

Although none of the selected transactions is directly comparable to the Transactions, these transactions were chosen by Centerview because they have certain business, operational and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to the Transactions. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operational and/or financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis. This analysis involved complex considerations and qualitative judgments concerning differences in business, operational and/or financial characteristics and other factors that could affect the public trading, acquisition or other values of the target companies in the selected transactions and the Company.

Using publicly available information obtained from SEC filings and other data sources, as of March 10, 2023, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration) implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s projected risk-adjusted revenue for the fourth calendar year following the year in which the applicable transaction was announced, as disclosed by the applicable target company in its public filings made in connection with the applicable transaction (“EV / 4-Year Forward Revenue Multiple”). The results of this analysis indicated a median EV / 4-Year Forward Revenue Multiple of 3.9x.

Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of EV / 4-Year Forward Revenue Multiples of 2.5x to 5.5x. In selecting this range of 4 Year Forward Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of the Company and the target companies included in the selected transactions as well as the Transactions and the selected transactions and other factors that could affect each transaction or other values in order to provide a context in which to consider the results of the quantitative analysis.

Applying this reference range of EV / 4-Year Forward Revenue Multiples to the Company’s estimated calendar year 2026 revenue, as set forth in the Forecasts, and adding to the resulting implied enterprise value of the Company the Company’s net cash as of December 31, 2022, as reflected in the Internal Data, and dividing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and warrants) as of March 8, 2023 and as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $12.90 to $24.60, rounded to the nearest $0.10. Centerview then compared this range to the Offer Price of $25.00 per Share in cash proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

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Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on the Forecasts, which reflects certain assumptions and future financing needs of the Company. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of December 31, 2022 using discount rates ranging from 12.0% to 15.0% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital , determined using the “Capital Asset Pricing Model”) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on January 1, 2023 and ending on December 31, 2040, utilized by Centerview as set forth in the Forecasts, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2040 at a rate of free cash flow decline of 60% year over year, as directed by the Company’s management, and (iii) tax savings from usage of the Company’s federal net operating losses as of December 31, 2022 and future losses and research and development tax credit as of December 31, 2022, in each case, as set forth in the Forecasts and (b) adding to the foregoing results (i) the Company’s net cash as of December 31, 2022, as reflected in the Internal Data, and (ii) the impact of assumed equity raises in 2023 and in 2024 as set forth in the Forecasts. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and warrants) as of March 8, 2023, as set forth in the Internal Data, taking into account the dilution associated with the assumed equity raises, resulting in a range of implied equity values per Share of $16.70 to $21.60, rounded to the nearest $0.10. Centerview then compared the results of the above analysis to the Offer Price of $25.00 per Share in cash to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Company Board certain additional factors solely for informational purposes, including, among other things, the following:

●	Historical Stock Price Trading Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended March 10, 2023 (the last trading day before the Transactions were announced), which reflected low and high stock closing prices for the Company during such period of $3.40 to $10.60 per Share, rounded to the nearest $0.10.
●	Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of March 10, 2023 (the last trading day before the announcement of the Transactions), which indicated low and high stock price targets for the Company ranging from $15.00 to $30.00 per Share.
●	Premia Paid Analysis. Centerview performed an analysis of premiums paid in the selected transactions involving publicly traded biopharmaceutical companies, as set forth above in “—Summary of Centerview Financial Analysis—Selected Precedent Transaction Analysis,” for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each selected transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived by Centerview to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 50.0% to 115.0% to the Company’s closing stock price on March 10, 2023 (the last trading day before the announcement of the Transactions) of $6.70, which resulted in an implied price range of approximately $10.10 to $14.40 per Share, rounded to the nearest $0.10.

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General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or management of the Company with respect to the Offer Price or as to whether the Company Board would have been willing to determine that a different consideration was fair. The Offer Price was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s current engagement, Centerview was not engaged to provide financial advisory or other services to the Company, and Centerview did not receive any compensation from the Company during such period. In the two years prior to the date of its written opinion, Centerview had been engaged to provide financial advisory services unrelated to the Company to Parent, including in connection with Parent’s acquisition of Kadmon Holdings, Inc. in 2021, and Centerview received between $5.0 and $10.0 million in aggregate compensation from Parent during such period. Centerview may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Company Board selected Centerview as a financial advisor in connection with the Transactions based on Centerview’s knowledge of the biopharmaceutical industry. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as a financial advisor to the Company, the Company has agreed to pay Centerview an aggregate fee of approximately $23.8 million, $1.5 million of which was payable upon the rendering of Centerview’s opinion and approximately $22.3 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The Company Board retained BofA Securities and Centerview to act as its financial advisors in connection with the Offer and, in connection with such engagement, BofA Securities and Centerview each provided an opinion described in Item 4 under the heading “The Solicitation or Recommendation—Opinions of the Financial Advisors to the Company Board,” which are filed as Annex A-1 and Annex A-2 to this Schedule 14D-9, respectively, and incorporated herein by reference. The Company Board selected BofA Securities and Centerview as its financial advisors in connection with the Transactions based on (i) BofA Securities’ demonstrated performance and expertise in the advice it has provided to the Company from time to time during the term of its engagement, as well as BofA Securities’ expertise and experience advising on transactions such as the proposed Transactions and (ii) Centerview’s expertise and experience with transactions such as the proposed Transactions.

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In connection with BofA Securities services as a financial advisor to the Company Board, the Company has agreed to pay BofA Securities an aggregate fee of approximately $29.1 million, $1.5 million of which was payable upon the rendering of BofA Securities’ opinion and approximately $27.6 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of BofA Securities’ expenses arising, and to indemnify BofA Securities against certain liabilities that may arise, out of BofA Securities’ engagement.

In connection with Centerview’s services as a financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee of approximately $23.8 million, $1.5 million of which was payable upon the rendering of Centerview’s opinion and approximately $22.3 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9 except as follows:

Name of Person	Transaction Date	Number of Shares	Price Per Share		Nature of Transaction
Francisco Leon	2/10/2023	50,000	$2.5		Exercise of stock option award pursuant to 10b5-1 trading plan
Francisco Leon	2/10/2023	50,000	$10.1121	(1)	Sale of Shares pursuant to 10b5-1 trading plan
Jason Hoitt	2/10/2023	4,500	$10.0012	(2)	Sale of Shares pursuant to 10b5-1 trading plan
Ashleigh Palmer	2/10/2023	50,000	$2.5		Exercise of stock option award pursuant to 10b5-1 trading plan
Ashleigh Palmer	2/10/2023	50,000	$10.1111	(3)	Sale of Shares pursuant to 10b5-1 trading plan
Francisco Leon	2/13/2023	25,985	$2.5		Exercise of stock option award pursuant to 10b5-1 trading plan
Francisco Leon	2/13/2023	25,985	$10.0421	(4)	Sale of Shares pursuant to 10b5-1 trading plan
Ashleigh Palmer	2/13/2023	25,835	$2.5		Exercise of stock option award pursuant to 10b5-1 trading plan
Ashleigh Palmer	2/13/2023	25,835	$10.0425	(5)	Sale of Shares pursuant to 10b5-1 trading plan

(1) The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $10.00 to $10.29 per share, inclusive.

(2) The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $10.00 to $10.02 per share, inclusive.

(3) The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $10.00 to $10.28 per share, inclusive.

(4) The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $10.00 to $10.42 per share, inclusive.

(5) The price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $10.00 to $10.42 per share, inclusive.

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Item 7.	Purposes of the Transactions and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Shares by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

(a) Golden Parachute Compensation.

Golden Parachute Compensation Table

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on, or otherwise relates to, the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (1) the Effective Time occurred on March 17, 2023, (2) the employment of the named executive officer will be terminated on such date in a manner entitling the executive officer to receive severance payments and benefits under the terms of the executive officer’s employment agreement, (3) the named executive officer timely executes (and does not revoke) a release of claims and complies with his or her respective restrictive covenant obligations, (4) the executive officer’s base salary rates and target annual bonus remain unchanged from those in place as of March 17, 2023, (5) no executive officer receives any additional equity grants or exercises any Company Stock Options on or prior to the Effective Time, and (6) no executive officer enters into any new agreement with the Company or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. The values in the table below do not include the value of payments or benefits that would have been earned, or any amounts associated with Company Stock Options that would vest pursuant to their terms, on or prior to the Effective Time or amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of the named executive officers and that are available generally to all of our salaried employees. In addition, the table excludes Andrew Drechsler, one of the Company’s named executive officers, who resigned as Chief Financial Officer and terminated employment in December 2021 and who will not receive any compensation that is based on or otherwise relates to the Merger.

Name	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Ashleigh Palmer	2,442,000	19,157,307	120,528	5,774,559	27,494,394
Thierry Chauche	1,008,000	9,888,056	60,300	2,927,338	13,883,694
Eleanor Ramos	1,081,500	9,117,707	55,044	3,204,623	13,458,874

(1)	The amounts listed in this column represent cash severance payments that would be payable to each named executive officer under his or her employment agreement, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Payments to Executive Officers upon Termination Following a Change in Control,” in the event the named executive officer’s employment was terminated by the Company without cause or the executive resigned for good reason, as of March 17, 2023. These severance benefits are “double trigger” payments. Cash severance is comprised of (a) payment of the named executive officer’s base salary for 18 months (24 months for Mr. Palmer) following the date of termination, payable in installments in accordance with the Company’s payroll practices (Mr. Palmer: $1,480,000; Mr. Chauche: $720,000; and Dr. Ramos: $772,500), and (b) an amount equal to 1.5x (2.0x for Mr. Palmer) of the named executive officer’s target annual bonus, payable in installments in accordance with the Company’s payroll practices over 18 months (24 months for Mr. Palmer) following the date of termination (Mr. Palmer: $962,000; Mr. Chauche: $288,000; and Dr. Ramos: $309,000).

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(2)	The amounts listed in this column represent the aggregate dollar value of the unvested Company Stock Options held by our named executive officers as of March 17, 2023, all of which will be cancelled at the Effective Time and converted into a right to receive cash consideration on the same vesting schedule as such unvested Company Stock Option, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company— Treatment of Company Stock Options.” The full amounts underlying the cash awards would be payable to each named executive officer under his or her employment agreement, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Payments to Executive Officers upon Termination Following a Change in Control,” in the event the named executive officer’s employment was terminated by the Company without cause or the executive resigned for good reason, as of March 17, 2023. These equity acceleration benefits are “double trigger” benefits.
(3)	The amounts listed in this column represent the estimated value of the payment of COBRA premiums that would be due to each named executive officer under his or her employment agreement, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Payments to Executive Officers upon Termination Following a Change in Control,” in the event the named executive officer’s employment was terminated by the Company without cause or the executive resigned for good reason, as of March 17, 2023. These benefits are “double trigger” benefits.
(4)	The amounts listed in this column represent a reasonable estimate of the excise tax gross-up payment each named executive officer could be entitled to receive with respect to excise taxes incurred by the named executive officer under Section 4999 of the Code, based on assumptions by the Company made as of the date hereof. The amount listed in this column includes the amount of the excise tax gross-up payment that would be payable on a “double-trigger” basis upon a qualifying termination of employment on or following the Merger. The actual amount of the excise tax gross-up payment for each individual, if any, will not be determinable until after the consummation of the Merger.

(b) Appraisal Rights.

No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, holders of Shares outstanding as of immediately prior to the Effective Time and beneficial owners of the Company who: (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the time Parent accepts properly tendered Shares for purchase (the “Acceptance Time”)); (ii) otherwise comply with the applicable procedures under Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court, in accordance with Section 262 of the DGCL, plus interest if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the Offer Price or the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL.

The following is a summary of the appraisal rights of stockholders and beneficial owners under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL is attached as Annex B to this Schedule 14D-9. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a (i) “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted and (ii) “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

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Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THE COMPANY BOARD HAS FIXED MARCH 21, 2023 AS THE RECORD DATE FOR DETERMINING THE STOCKHOLDERS AND BENEFICIAL OWNERS ENTITLED TO RECEIVE THIS NOTICE OF APPRAISAL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL such stockholder or beneficial owner must do all of the following:

●	prior to the later of the consummation of the Offer, which occurs when Purchaser has accepted for payment Shares tendered into the Offer following the expiration date of the Offer, and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is on or about March 24, 2023), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

●	not tender such stockholder’s or beneficial owner’s Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Acceptance Time);

●	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

●	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

In addition, one of the ownership thresholds must be met and a stockholder (or any person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all such persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within 10 days after the Effective Time, Parent will cause the Surviving Corporation to notify all of the Company’s stockholders or beneficial owners who delivered a written demand to the Company (in accordance with Section 262). However, only stockholders or beneficial owners who have delivered a written demand in accordance with Section 262 will receive such notice. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand

All written demands for appraisal should be addressed to Provention Bio, Inc., Attention: Secretary, 55 Broad Street, 2nd Floor, Red Bank, New Jersey 07701. The written demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates evidencing such stockholder’s Shares and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

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A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Alternatively, a beneficial owner may demand appraisal, in his, her or its own name, of such beneficial owner’s shares, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, and is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (defined below).

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares (including record or beneficial owners) who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be provided to the stockholder or beneficial owner within 10 days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders or beneficial owners shown on the Verified List. The forms of the notice by mail and by publication will be approved by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the petition is held, the Delaware Court is empowered to determine those stockholders or beneficial owners who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court may require the stockholders or beneficial owners who demanded an appraisal for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any stockholder or beneficial owner who does not comply with such requirement. Accordingly, stockholders or beneficial owners are cautioned to retain the certificates evidencing their Shares pending resolution of the appraisal proceedings. Because immediately before the Effective Time, the Shares will be listed on a nationally recognized securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Delaware Court will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal and (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

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Determination of Fair Value

After the Delaware Court determines which stockholders or beneficial owners are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment to the holder prior to such entry of judgment.

In determining the fair value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders beneficial owners considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL.

Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders or beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder or beneficial owner exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

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Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders or beneficial owners entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such holder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder or beneficial owner is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders or beneficial owners entitled thereto. Payment will be so made to each such stockholder or beneficial owner upon the surrender to the Surviving Corporation of such stockholder’s or beneficial owner’s certificates. The Delaware Court’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder or beneficial owner, order all or a portion of the expenses incurred by any stockholder or beneficial owner in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Supreme Court of Delaware.

From and after the Effective Time, any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders or beneficial owners of record as of a date prior to the Effective Time if so declared by the Surviving Corporation).

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, net to the stockholder or beneficial owner in cash, without interest, subject to any withholding taxes required by applicable law. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time; however, such stockholder or beneficial owner is entitled to receive the Merger Consideration. In addition, a stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s or beneficial owner’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder or beneficial owner without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders or beneficial owner’s wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is included as Annex B to this Schedule 14D-9. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

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STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(c) Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the Transactions, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.

The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the transactions contemplated by the Merger Agreement, then each of the Company, Parent, Purchaser, and their respective boards of directors will grant approvals and take such reasonable actions as are necessary so that the Transactions are consummated as promptly as practicable on the terms contemplated in the Merger Agreement and otherwise act to render such takeover statute inapplicable to the Transactions. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger.

(d) Regulatory Approvals.

Compliance with the HSR Act. Under the provisions of the HSR Act, and the related rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period after the date of filing by Parent and the Company of their respective Premerger Notification and Report Form with respect to the Offer with the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) or the FTC, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted.

Parent and the Company expect to file their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on or about March 24, 2023.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under state antitrust and consumer protection laws. Private parties may also bring legal action under federal and state antitrust and consumer protection laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

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Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, Parent and the Company believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither Parent nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

(e) Merger without a Vote.

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Parent and the Company intend to effect the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

(f) Certain Company Management Forecasts.

Important Information Concerning the Company Management Forecasts

The Company does not publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates and the inherent difficulty of accurately predicting financial performance for future periods.

In connection with developing a long-term strategic plan, in May 2022, the Company’s senior management prepared unaudited prospective financial projections for internal use in connection with the development of a long-term strategic plan for the Company (the “May 2022 Long Range Plan”). The May 2022 Long Range Plan was prepared by the Company’s senior management based on assumptions that the Company’s senior management believed at the time to be attainable. In January and February 2023, the Company’s senior management prepared preliminary unaudited prospective financial projections for use in evaluating a potential business combination involving the Company, which projections were based on an update to the May 2022 Long Range Plan. These preliminary unaudited prospective financial projections were presented to the Committee and the Company Board in February 2023, to which both the Committee and the Company provided feedback, as further described in Item 4 under the heading “—Background of the Offer.” The feedback included the Company Board’s request that the Company’s senior management consider the potential impact to the downside assumptions underlying the projections due to a slower ramp in commercial sales of TZIELD, negative or mixed data from the PROTECT Phase 3 study, potential regulatory and commercial implications of the data from the PROTECT Phase 3 study, including the potential for additional trials and lower peak sales of TZIELD, risks regarding pricing and reimbursement and the potential for earlier and more biosimilar competition, as well as probabilities of success of pipeline products that reflected the magnitude of the risks facing the Company and the probability of their occurrence. The Company’s senior management prepared and provided to the Company Board updated unaudited prospective financial projections for the Company reflecting the feedback from the Company Board (the “Management Forecasts”), which were reviewed and discussed with the Company Board in February 2023, as further described in Item 4 under the heading “—Background of the Offer.” The Company Board used the Management Forecasts to assist in its decision-making process in determining to approve and adopt the Merger Agreement and to recommend the Offer. The Management Forecasts were also provided to BofA Securities and Centerview and the Company Board approved and instructed the use of, and reliance upon, the Management Forecasts by BofA Securities and Centerview in connection with each firm’s respective opinion to the Company Board and related financial analyses described in Item 4 under the heading “The Solicitation or Recommendation— Opinions of the Financial Advisors to the Company Board.” The Management Forecasts were not prepared with a view toward public disclosure.

The Management Forecasts were prepared by the Company’s senior management based on assumptions they believed to be reasonably achievable. The Management Forecasts reflect numerous assumptions including with respect to (i) the probability and timing of success and regulatory approval, commercial success, market size, market share, competition (including from biosimilars) (“Risk-Adjusted”); (ii) the costs of regulatory approvals; (iii) expectations regarding the likely trajectory of sales for TZIELD, including for newly diagnosed patients, and the Company’s other product candidates, if approved, including assumptions regarding pricing and reimbursement for TZIELD and the Company’s product candidates; (iv) research and development expenses, sales, general and administrative expenses and other operating expenses; and (v) other relevant factors relating to the Company’s strategic plan. The probability of success attributed to TZIELD, including for newly diagnosed patients, and all indications for each product candidate in the Management Forecasts and the corresponding anticipated product candidate launch timelines are based on management assumptions and other considerations. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in the projections prepared by Company management.

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The Management Forecasts are summarized below:

MANAGEMENT FORECASTS

(dollars in millions)

	Fiscal Year Ending December 31,
	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040
Risk-Adjusted Net Revenue	$116	$279	$318	$481	$675	$861	$997	$1,158	$1,283	$1,449	$1,678	$1,884	$2,166	$2,315	$2,192	$1,974	$1,601	$1,368
Risk-Adjusted Gross Profit	$57	$231	$227	$311	$501	$746	$859	$1,002	$1,113	$1,248	$1,455	$1,719	$1,965	$2,075	$1,979	$1,775	$1,420	$1,202
EBIT(1)	$(215)	$11	$17	$56	$220	$441	$535	$684	$787	$891	$1,046	$1,278	$1,530	$1,679	$1,649	$1,501	$1,190	$1,008
Unlevered Free Cash Flow (excludes NOL usage)(2)	$(232)	$(17)	$6	$15	$125	$281	$354	$454	$532	$599	$697	$864	$1,029	$1,153	$1,173	$1,083	$889	$740

(1) Earnings before interest and tax (“EBIT”) refers to the Company’s risk-adjusted gross profit less total operating expenses (including selling, general and administrative expense and research and development expense).

(2) Unlevered free cash flow is defined as EBIT less tax expense, plus depreciation and amortization, less capital expenditures and less changes in net working capital. Excludes the benefit of net operating loss carryforwards and other tax attributes of the Company.

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Additional Information Concerning the Management Forecasts

The summary of the Management Forecasts is included in this Schedule 14D-9 to provide the Company’s stockholders with access to certain financial Management Forecasts that were made available to the Company Board and its financial advisors as described above. The Management Forecasts were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or U.S. generally accepted accounting principles (“GAAP”). The Management Forecasts are forward-looking statements. All of the Management Forecasts summarized in this section were prepared by the Company’s senior management.

The Management Forecasts contain non-GAAP financial measures, including EBIT and unlevered free cash flow. The Company’s senior management included such measures in the Management Forecasts because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Due to the forward-looking nature of these Management Forecasts, specific quantification of the amounts that would be required to reconcile such Management Forecasts to GAAP measures are not available. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. EBIT and unlevered free cash flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Management Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and no independent registered public accounting firm assumes any responsibility for the information contained in the Management Forecasts. The EisnerAmper LLP reports included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 relate solely to the historical financial information of the Company and to an assessment of the Company’s internal controls over financial reporting. Such reports do not extend to the Management Forecasts and should not be read to do so.

The Company is summarizing the Management Forecasts in this Schedule 14D-9 to provide holders of Shares access to certain non-public, unaudited prospective financial information that was provided to the Company Board and the financial advisors as described above. By including the Management Forecasts in this Schedule 14D-9, neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any security holder regarding the information included in the Management Forecasts or the ultimate performance of the Company, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Management Forecasts. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Management Forecasts, nor was such information provided to Parent or Purchaser prior to entering into the Merger Agreement.

The assumptions and estimates underlying the Management Forecasts, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized as forecasted. Actual results may differ materially from those reflected in the Management Forecasts. In addition, the Management Forecasts will be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

The Company’s actual future financial results may differ materially from those expressed or implied in the Management Forecasts due to numerous factors, including many that are beyond the Company’s ability to control or predict. While presented with numerical specificity, the Management Forecasts necessarily are based on numerous assumptions, many of which are beyond the control of the Company and difficult to predict. Important factors that may affect actual results and result in the Management Forecasts not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing, availability of third party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the impact of legal proceedings, the effect of global economic conditions, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s SEC filings, including the Company’s annual report on Form 10-K for the year ended December 31, 2021 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, and described in Item 8 under the section below entitled “—Cautionary Note Regarding Forward-Looking Statements”. The Management Forecasts also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future commercialization of clinical stage drug candidates is a highly speculative endeavor. The information set forth in the Management Forecasts is not fact and should not be relied upon as being necessarily indicative of actual future results.

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The Management Forecasts were developed based on the Company’s continued operation as a standalone, publicly traded company without giving effect to the Offer and the Merger, and therefore the Management Forecasts do not give effect to the Offer, the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger, including potential cost synergies to be realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger. Furthermore, the Management Forecasts do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed as accurate or continuing in that context.

The Management Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company will not update or otherwise revise the Management Forecasts hereafter to reflect circumstances arising after their preparation.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Forecasts.

(g) Annual and Quarterly Reports.

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and Quarterly Reports on Form 10-Q for the three months ended March 31, 2022, June 30, 2022 and September 30, 2022, each of which has been filed with the SEC.

(h) Cautionary Note Regarding Forward-Looking Statements.

This Schedule 14D-9 includes forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the Company and members of its senior management team and can typically be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the proposed transaction, similar transactions, prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for the Company’s business; the commercial success of the Company’s products; the potential benefits of the potential acquisition; the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; the timing of and receipt of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company’s stockholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effects of the transaction (or the announcement thereof) on relationships with associates, customers, manufacturers, suppliers, other business partners or governmental entities or patient groups; transaction costs; the risk that the merger will divert management’s attention from the Company’s ongoing business operations; changes in the Company’s businesses during the period between now and the closing; risks associated with litigation; failure to maintain FDA approval for TZIELD; uncertainties that the planned commercial launch in the U.S. for TZIELD is successful in part or at all for various reasons including the actual market size and drug supply needed may not be consistent with the Company’s expectations and its executed commercial readiness plans; uncertainties as to the degree to which TZIELD is accepted by patients and prescribed by physicians; uncertainties as to the efficiency of the Company’s manufacturing, sales, distribution and specialty pharmacy network in getting TZIELD to the market and future economic, competitive, reimbursement and regulatory conditions that could negatively impact the commercial launch of TZIELD; risks that the post-marketing commitment studies for TZIELD may not yield data consistent with prior results; the risk that TZIELD may cause undesirable side effects that could limit its commercial potential; the possibility that the Company is not able to execute on its business plans including meeting its expected or planned regulatory milestones and timelines, clinical development plans and successfully bringing its product candidates to market, for various reasons, including factors outside of the Company’s control, such as possible limitations of the Company’s financial and other resources, competition, manufacturing limitations that may not be anticipated or resolved for in a timely manner or at all, and regulatory, court or agency decisions, such as decisions by the United States Patent and Trademark Office with respect to patents that cover its product candidates, the potential for noncompliance with FDA regulations; the potential impacts of COVID-19 on the Company’s business and financial results; changes in law, regulations, or interpretations and enforcement of regulatory guidance; uncertainties of patent protection and litigation; competition, other risks and uncertainties detailed from time to time in documents filed with the SEC by the Company, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. As with any pharmaceutical under development, there are significant risks in the development, regulatory approval, and commercialization of new products. All forward-looking statements are based on information currently available to the Company, and the Company assumes no obligation to update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by applicable law. The information set forth herein speaks only as of the date hereof.

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Item 9.	Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 24, 2023 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement published in The New York Times on March 24, 2023 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)	Joint Press Release, dated March 13, 2023 (incorporated by reference to Exhibit 99.1 on the Current Report on Form 8-K filed by the Company on March 13, 2023 (File No. 001-38552)).

(a)(5)(B)	Opinion of BofA Securities, dated March 12, 2023 (attached to this Schedule 14D-9 as Annex A-1).

(a)(5)(C)	Opinion of Centerview, dated March 12, 2023 (attached to this Schedule 14D-9 as Annex A-2).

(a)(5)(D)	Letter to Employees from Ashleigh Palmer, the Chief Executive Officer of the Company, dated March 13, 2023 (incorporated by reference to Exhibit 99.2 of the Schedule 14D-9C filed by the Company on March 13, 2023).

(e)(1)	Agreement and Plan of Merger, dated as of March 12, 2023, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on March 13, 2023 (File No. 001-38552)).

(e)(2)	Co-Promotion Agreement, dated as of October 4, 2022, by and between the Company and Genzyme (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K/A filed by the Company on March 24, 2023 (File No. 001-38552)).

(e)(3)	Securities Purchase Agreement, dated as of October 4, 2022, by and between the Company and Aventis (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K/A filed by the Company on March 24, 2023 (File No. 001-38552)).

(e)(4)	Confidentiality Agreement, dated as of February 11, 2022, by and between the Company and Parent, as amended on December 7, 2022 (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(5)	First Amendment to Confidentiality Agreement, effective as of December 7, 2022, by and between the Company and Parent (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(6)	Confidentiality Agreement, dated as of February 26, 2023, by and between the Company and Parent (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(7)	Exclusivity Agreement, dated as of February 26, 2023, by and between the Company and Parent (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

(e)(8)	Second Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by the Company on July 19, 2018 (File No. 001-38552)).

(e)(9)	Certificate to Second Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by the Company on May 14, 2021 (File No. 001-38552)).

(e)(10)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by the Company on March 13, 2023 (File No. 001-38552)).

(e)(11)	Form of Indemnification Agreement between the Company and each of its executive officers and directors (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form S-1 (Registration No. 333-224801) filed by the Company on May 9, 2018).

(e)(12)	Amended and Restated 2017 Provention Bio, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form S-1 filed by the Company on March 12, 2020 (Registration No. 333-237113)).

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(e)(13)	Provention Bio, Inc. 2020 Inducement Plan (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on October 30, 2020 (File No. 001-38552)).

(e)(14)	Form of Stock Option Award under 2017 Provention Bio, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form S-1 filed by the Company on May 9, 2018 (Registration No. 333-224801)).

(e)(15)	Form of Stock Option Award under Provention Bio, Inc 2020 Inducement Plan (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by the Company on May 6, 2021 (File No. 001-36065)).

(e)(16)	Employment Agreement, dated April 25, 2017, between Provention and Ashleigh Palmer (incorporated by reference to Exhibit 10.13 of the Registration Statement on Form S-1 filed by the Company on May 9, 2018 (File No. 333-224801)).

(e)(17)	Employment Agreement, dated April 25, 2017, between Provention and Francisco Leon (incorporated by reference to Exhibit 10.14 of the Registration Statement on Form S-1 filed by the Company on May 9, 2018 (File No. 333-224801)).

(e)(18)	Employment Agreement, dated June 20, 2017, between Provention and Eleanor Ramos (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form S-1 filed by the Company on May 9, 2018 (File No. 333-224801)).

(e)(19)	Employment Agreement, dated January 7, 2020, between Provention and Jason Hoitt (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on January 8, 2020 (File No. 001-38552)).

(e)(20)	First Amended Employment Agreement, effective May 19, 2020, between Provention and Ashleigh Palmer (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on May 20, 2020).

(e)(21)	First Amended Employment Agreement, effective June 10, 2020, between Provention and Francisco Leon (incorporated by reference to Exhibit 10.3 of the Annual Report on Form 10-K filed by the Company on June 11, 2020).

(e)(22)	First Amended Employment Agreement, effective June 9, 2020, between Provention and Eleanor Ramos (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Company on June 11, 2020).

(e)(23)	First Amended Employment Agreement, effective June 9, 2020, between Provention and Jason Hoitt (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company on June 11, 2020).

(e)(24)	Employment Agreement, dated December 1, 2021, between Provention and Thierry Chauche (incorporated by reference to Exhibit 10.23 of the Annual Report on Form 10-K filed by the Company on February 24, 2022).

(e)(25)	Amendment to First Amended Employment Agreement dated May 19, 2020, effective September 9, 2022, between Provention Bio, Inc. and Ashleigh Palmer (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed by the Company on November 3, 2022).

(e)(26)	Amendment to Employment Agreement dated December 11, 2021, effective September 9, 2022, between Provention Bio, Inc. and Thierry Chauche (incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q filed by the Company on November 3, 2022).

(e)(27)	Amendment to First Amended Employment Agreement dated June 9, 2020, effective September 9, 2022, between Provention Bio, Inc. and Eleanor Ramos (incorporated by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q filed by the Company on November 3, 2022).

(e)(28)	Second Amendment to First Amended Employment Agreement, dated March 9, 2023, by and between Provention Bio. Inc. and Ashleigh Palmer (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on March 13, 2023).

(e)(29)	Second Amendment to Employment Agreement, dated March 9, 2023, by and between Provention Bio, Inc. and Thierry Chauche (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company on March 13, 2023).

(e)(30)	Second Amendment to First Amended Employment Agreement, dated March 9, 2023, by and between Provention Bio, Inc. and Eleanor Ramos (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Company on March 13, 2023).

(e)(31)	Second Amendment to First Amended Employment Agreement, dated March 9, 2023, by and between Provention Bio, Inc. and Jason Hoitt.

(e)(32)	Second Amendment to First Amended Employment Agreement, dated March 9, 2023, by and between Provention Bio, Inc. and Francisco Leon.

(e)(33)	Letter Agreement, dated March 12, 2023, by and between Provention Bio. Inc. and Ashleigh Palmer (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Company on March 13, 2023).

(e)(34)	Letter Agreement, dated March 12, 2023, by and between Provention Bio, Inc. and Thierry Chauche (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Company on March 13, 2023).

(e)(35)	Letter Agreement, dated March 12, 2023, by and between Provention Bio, Inc. and Eleanor Ramos (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Company on March 13, 2023).

Annex A-1—Opinion of BofA Securities, dated March 12, 2023

Annex A-2—Opinion of Centerview, dated March 12, 2023

Annex B—Section 262 of the Delaware General Corporation Law

49

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2023	Provention Bio, Inc.

	By:	/s/ Ashleigh Palmer
	Name:	Ashleigh Palmer
	Title:	Chief Executive Officer

50

Annex A-1

March 12, 2023

The Board of Directors
Provention Bio, Inc.
55 Broad Street, Floor 2,
Red Bank, New Jersey 07701

Members of the Board of Directors:

We understand that Provention Bio, Inc. (“Provention”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”), among Provention, Sanofi S.A. (“Sanofi”), and Zest Acquisition Sub, Inc., an indirect wholly owned subsidiary of Sanofi (“Purchaser”), pursuant to which, among other things, Purchaser will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.0001 per share, of Provention (“Provention Common Stock”) at a purchase price of $25.00 per share in cash (the “Consideration” and, such offer, the “Tender Offer”) and, following consummation of the Tender Offer, Purchaser will merge with and into Provention and each outstanding share of Provention Common Stock not tendered in the Tender Offer (other than shares of Provention Common Stock (i) held in the treasury of Provention or owned by Provention or any direct or indirect wholly owned subsidiary of Provention, (ii) held by Sanofi or any direct or indirect wholly owned subsidiary of Sanofi (other than Purchaser) or (iii) irrevocably accepted for purchase in the Tender Offer (collectively, “Excluded Shares”) and Dissenting Shares (as defined in the Agreement)) will be converted into the right to receive the Consideration (the “Merger” and, together with the Tender Offer, the “Transaction”).

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Provention Common Stock (other than holders of Excluded Shares) of the Consideration to be received by such holders in the Transaction.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to Provention;
(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Provention furnished to or discussed with us by the management of Provention, including certain financial forecasts relating to Provention prepared by the management of Provention (such forecasts, the “Provention Forecasts”);
(iii)	reviewed and discussed with members of senior management of Provention their assessments as to the product and product candidates of Provention, including the likelihood of technical, clinical and regulatory success of such product and product candidates;
(iv)	reviewed and discussed with members of senior management of Provention estimates of the amount and utilization of certain net operating losses and other tax attributes of Provention prepared by the management of Provention (the “NOLs”);
(v)	discussed the past and current business, operations, financial condition and prospects of Provention with members of senior management of Provention;
(vi)	reviewed the trading history for Provention Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;
(vii)	compared certain financial and stock market information of Provention with similar information of other companies we deemed relevant;
(viii)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;
(ix)	reviewed a draft, dated March 11, 2023, of the Agreement (the “Draft Agreement”); and
(x)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

The Board of Directors

Provention Bio, Inc.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Provention that it is not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Provention Forecasts and the NOLs, we have been advised by Provention, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Provention as to the future financial performance of Provention and the other matters covered thereby. We have relied, at the direction of Provention, on the assessments of the management of Provention as to the ability of Provention to utilize the NOLs and have been advised by Provention, and have assumed, at the direction of Provention, that such NOLs will be utilized in the amounts and at the times projected. We have relied, at the direction of Provention, on the assessments as to the product and product candidates of Provention, including the likelihood of technical, clinical and regulatory success of such product and product candidates. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Provention or any other entity, nor have we made any physical inspection of the properties or assets of Provention or any other entity. We have not evaluated the solvency or fair value of Provention, Sanofi or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Provention, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Provention, Sanofi or any other entity or the Transaction (including the contemplated benefits thereof). We also have assumed, at the direction of Provention, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction, or any terms, aspects or implications of any other agreement, arrangement or understanding entered into in connection with or related to the Transaction or otherwise. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Provention or any other transaction. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of Provention Common Stock (other than holders of Excluded Shares) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Provention or in which Provention might engage or as to the underlying business decision of Provention to proceed with or effect the Transaction. In addition, we are not expressing any view or opinion with respect to, and we have relied, with the consent of Provention, upon the assessments of Provention and its representatives regarding, legal, regulatory, accounting, tax and similar matters relating to Provention or any other entity and the Transaction (including the contemplated benefits thereof) as to which we understand that Provention obtained such advice as it deemed necessary from qualified professionals. We further express no opinion or recommendation as to whether any stockholder should tender their shares of Provention Common Stock in the Tender Offer or as to how any stockholder should act in connection with the Transaction or any other matter.

The Board of Directors

Provention Bio, Inc.

We have acted as financial advisor to Provention in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, Provention has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full-service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Provention, Sanofi and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Provention and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as financial advisor to Provention in connection with a partnership and investment transaction.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Sanofi and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as financial advisor and/or having provided or providing other advisory services to Sanofi and/or certain of its affiliates in connection with certain spin-off and other M&A transactions, (ii) having acted or acting as a bookrunner, global coordinator and/or underwriter for certain equity and/or debt offerings of Sanofi and/or certain of its affiliates, (iii) having acted or acting as a dealer for Sanofi’s commercial paper program, (iv) having acted or acting as a bookrunner and arranger for, and/or as a lender under, certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of Sanofi and/or certain of its affiliates, (v) having provided or providing certain derivatives, foreign exchange and other trading services to Sanofi and/or certain of its affiliates, and (vi) having provided or providing certain treasury management products and services to Sanofi and/or certain of its affiliates.

It is understood that this letter is for the benefit and use of the Board of Directors of Provention (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Provention, Sanofi or the Transaction. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of BofA Securities, Inc.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of Provention Common Stock (other than holders of Excluded Shares) is fair, from a financial point of view, to such holders.

Very truly yours,

BOFA SECURITIES, INC.

Annex A-2

Centerview Partners LLC 31 West 52nd Street New York, NY 10019 March 12, 2023

The Board of Directors Provention Bio, Inc. 55 Broad Street, 2nd Floor Red Bank, NJ 07701 The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Provention Bio, Inc., a Delaware corporation (the “Company”), of the $25.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Sanofi S.A., a French société anonyme (“Parent”), Zest Acquisition Sub, Inc., a Delaware corporation and indirect wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $25.00 per Share, to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become an indirect wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Dissenting Shares (as defined in the Agreement); (ii) each Share held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned Subsidiary of the Company, (iii) each Share held by Parent or any direct or indirect wholly owned Subsidiary of Parent (other than Purchaser), (iv) each Share irrevocably accepted for purchase in the Tender Offer (the shares referred to in clauses (i) to (iv), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $25.00 per Share in cash, without interest, (the $25.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

The Board of Directors

Provention Bio, Inc.

March 12, 2023

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have been engaged to provide financial advisory services unrelated to the Company to Parent, including in connection with Parent’s acquisition of Kadmon Holdings, Inc. in 2021, and we have received compensation from Parent for such services. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated March 11, 2023 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2021, December 31, 2020 and December 31, 2019; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections and probabilities of success relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

The Board of Directors

Provention Bio, Inc.

March 12, 2023

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CENTERVIEW PARTNERS LLC

Annex B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, §264 or § 266 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.